AIFUL CORPORATION

AIFUL CORPORATION
Tokyo Office
Toho-Hibiya Bldg. (Hibiya Chanter),
1-2-2, Yurakucho, Chiyoda-ku, Tokyo
100-0006 Japan
TEL: 03-4503-6100/FAX: 03-4503-6109
: ir@aiful.co.jp URL: http://wwwaiful.co.jp

06019516

December 8, 2006

File No. 82-4802
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

SUPPL

SEC MAIL PROCESSING RECEIVED
DEC 2 0 2006
WASH, D.C. 210 SECTION

Re: AIFUL CORPORATION – Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 10, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from July 1, 2006 to September 30, 2006 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

PROCESSED
JAN 0 4 2007
THOMSON
FINANCIAL

Yours faithfully,

AIFUL CORPORATION

By 深田裕司

Name: Yuji Fukada
Title: Chief of Investor Relations,
Investor Relations Office

AIFUL CORPORATION

381-1 Takasago-cho, Gojo-Agaru,
Karasuma-Dori, Shimogyo-ku, Kyoto

December 8, 2006

Securities and Exchange Commission
Office of International
Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: AIFUL CORPORATION
List of Documents, as amended, under Rule 12g3-2(b)
in connection with Exemption Application

Ladies and Gentlemen:

We, AIFUL CORPORATION, a corporation incorporated under the laws of Japan (the "Company"), based upon Rule 12g-3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, have submitted to the Securities and Exchange Commission under Rule 12g3-2(b) certain information that the Company (i) has made or is required to make public pursuant to the laws of Japan, its country of domicile, incorporation and organization, (ii) has filed or is required to file with any stock exchange and which has been made public by such exchange and (iii) has distributed or is required to distribute to its security holders. The list below sets forth the information referred to in clauses (i), (ii) and (iii) above, as amended pursuant to the applicable laws and regulations currently in force, that is required to be published by the Company and the source of the publication requirement.

NAME OF REPORT OR ANNOUNCEMENT	LATEST PUBLISHING DATE ACCORDING TO LAW	SOURCE OF PUBLICATION REQUIREMENT
Annual Securities Report (including Audited Financial Statements) (in Japanese)	Within three months after the end of fiscal year	Article 24 of Securities and Exchange Law of Japan (the "Securities Law")
Semi-Annual Securities Report (including Interim Financial Statements) (in Japanese)	Within three months after the end of interim fiscal year	Article 24-5 of the Securities Law
Securities Registration Statement and any amendment thereto (in Japanese) (if any)	At the time of the offering or sale of securities as stipulated in the Securities Law	Articles 4, 5, 7, and 25 of the Securities Law
Shelf Registration Statement and any amendment thereto, and supplemented documents thereto (in Japanese) (if any)	At the time of the offering or sale of securities as stipulated in the Securities Law	Articles 23-3, 23-4, 23-8 and 25 of the Securities Law
Extraordinary Report and amendment thereto (in Japanese) (if any)	When necessary	Articles 24-5(4), 24-5(5) and 25 of the Securities Law
The Reports on Treasury Stock Purchase	If a resolution concerning treasury stock purchase is adopted at a general meeting of	Articles 24-6 and 25 of the Securities Law

	shareholders or a meeting of the board of directors, the status of such purchase shall be reported every month from the month in which such resolution is adopted to a month which shall be determined by a general meeting of shareholders or a meeting of the board of directors as required by the Company Law, by the 15th day of the month following each such month	
Brief Statement of Annual Financial Results and Forecast (in Japanese)	Promptly after the settlement of financial results	Article 2(1)(III) of the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange (the "Timely Disclosure Regulation"), and similar rules of Osaka Securities Exchange
Brief Statement of Interim Financial Results and Forecast (in Japanese)	Promptly after the settlement of interim financial results	Article 2(1)(III) of the Timely Disclosure Regulation, and similar rules of Osaka Securities Exchange

Financial review and performance of the first/third quarter (shihanki kaiji)	Promptly after the settlement of financial results of the first/third quarter	Article 2(5) of the Timely Disclosure Regulation, and similar rules of Osaka Securities Exchange
Written Oath Regarding Timely Disclosure and its attachment	Immediately after change of the representative of the Company and upon expiration of five-year period after the previous filing of the written oath as stipulated in the Timely Disclosure Regulation, and similar rules of Osaka Securities Exchange	Article 4-4 of the Timely Disclosure Regulation and similar rules of Osaka Securities Exchange
Corporate Governance Report and its amendment	By May 31, 2006 and promptly after its amendment	Article 7-5 of the Listing Rule of the Tokyo Stock Exchange and similar rules of Osaka Securities Exchange, and Article 4-5 of the Timely Disclosure Regulation, and similar rules of Osaka Securities Exchange
Written Confirmation Regarding the Appropriateness and Accuracy of the Annual Securities Report, etc.	Promptly after the Company files its annual securities report and its semi-annual securities report as	Article 10 of the Timely Disclosure Regulation, and similar rules of Osaka Securities Exchange

	stipulated in the Timely Disclosure Regulation, and similar rules of Osaka Securities Exchange	
Commercial Register (administered by Legal Affairs Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office and branch offices, particulars and number of each class of issued shares, amount of capital and names of representative directors, directors and statutory auditors) (in Japanese)	Any change to the registered information is generally required to be registered within two weeks from the date of such change	Articles 911 and 915 of the Company Law (the "Company Law")
Notice of General Meeting of Shareholders, including Financial Statements and Operating Information (in Japanese)	Two weeks prior to the Meeting	Articles 299, 301 and 437 of the Company Law
Notice of Results of General Meeting of Shareholders, including Report of Dividend (in Japanese)	None	None

AIFUL CORPORATION

Annual Business Report to Shareholders (including Annual Financial Statements) (in Japanese)	None	None
Semi-Annual Business Report to Shareholders (including Semi-Annual Financial Statements) (in Japanese) (if any)	None	None
Annual Report (in English) (if any)	None	None
Annual Corporation Facts and Figures (in English) (if any)	None	None
Articles of Incorporation (to be made available for inspection by shareholders and creditors at the Company's head office and branch offices (if such document becomes duly available by an electric method as required by law, inspection at the branch offices shall not be required)) (in Japanese)	Available at all times	Article 31 of the Company Law
Announcements and press releases material to an investment decision (in Japanese or English) (if any)	None	None

Notice in Relation to Material Issues Which Can Significantly Impact An Investor's Decision with Respect to the Company (in Japanese) (if any)	Promptly after the occurrence of the event giving rise to such issues or at such time as stipulated in the Timely Disclosure Regulation, and similar rules of Osaka Securities Exchange	The Timely Disclosure Regulation, and similar rules of Osaka Securities Exchange

In the event of any questions or requests for additional information please do not hesitate to contact our United States counsel, Theodore A. Paradise of Davis Polk & Wardwell, Izumi Garden Tower 33F 1-6-1 Roppongi Minato-ku, Tokyo 106-6033, Japan, telephone (81-3-5561-4421), facsimile (81-3-5561-4425).

By 深田裕司

Name: Yuji Fukada

Title: Chief of Investor Relations, Investor Relations Office

Attachments

List of material information made public in Japan from July 1, 2006 to September 30, 2006

	Descriptions	Information (*) Provided to
Exhibit 1.	Summary of First Quarter Consolidated and Non-Consolidated Business Results for the fiscal year ending March 2007 dated July 25, 2006 (English translation)	TSE/OSE
Exhibit 2.	Data book (First Quarter Report for the fiscal year ending March. 2007) dated July 25, 2006 (English Translation contained)	Public
Exhibit 3.	Annual Report 2006 dated August 4, 2006 (English version)	Shareholders
Exhibit 4.	Press Release dated July 18, 2006 with a title "AIFUL Announces Personnel Change" (English translation)	Public
Exhibit 5.	Press Release dated September 1, 2006 with a title "AIFUL Announces Progress on Achieving Full Legal Compliance" (English translation)	Public
Exhibit 6.	Press Release dated September 4, 2006 with a title "AIFUL Announces Organizational and Personnel Changes" (English translation)	Public
Exhibit 7.	Corporate Governance Report dated July 21, 2006 (brief description in English)	TSE/OSE
Exhibit 8.	Written Oath Regarding Timely Disclosure dated February 25, 2005 (English translation)	TSE/OSE
Exhibit 9.	Corporate Structure and Procedures Regarding	TSE/OSE

	Timely Disclosure of Corporate Information (Document attached to the Written Oath Regarding Timely Disclosure) dated April 20, 2006 (English translation)	
Exhibit 10.	Written Confirmation Regarding the Appropriateness and Accuracy of the Annual Securities Report dated July 11, 2006 (English translation)	TSE/OSE

(*) "TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

EXHIBIT 1

FASF MEMBERSHIP

July 25, 2006

Summary of First Quarter Consolidated Business Results

For the fiscal year ending March 2007

AIFUL Corporation
(Securities code: 8515, 1st Section, Tokyo and Osaka Stock Exchanges)
(URL: http://www.aiful.co.jp)
Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL (03) 4503-6050

I. Items Used to Compile Financial Data for the First Quarter

1. Company adopted simplified accounting methods (yes/no): Yes
   Details:
   Computation of some business taxes is based on estimates taking factors such as past results into account.

2. Any differences between the accounting practices used here and those used in preparing consolidated accounts for the previous business year (yes/no): No

3. Changes in the scope of consolidation and application of the equity method (yes/no): No

II. Summary of Business Results for the First Quarter, FY2006 (April 1 – June 30, 2006)

1. Consolidated Business Performance

Note: Amounts in consolidated financial statements and the supplementary data are rounded down.

(In millions of yen, except where noted)

	Operating Revenue		Operating Income		Ordinary Income		Net Income for the Quarter	
1st quarter, FY2006	135,697	0.8%	25,687	(27.4)%	25,938	(28.0)%	14,612	(27.7)%
1st quarter, FY2005	134,675	11.3%	35,385	20.6%	36,018	21.9%	20,205	25.6%
Reference: FY2005	549,547	6.0%	125,116	(7.1)%	126,964	(6.2)%	65,827	(13.1)%

	Net Income per Share for the Quarter (Yen)	Diluted Net Income per Share for the Quarter (Yen)
1st quarter, FY2006	103.18	103.18
1st quarter, FY2005	142.69	142.66
Reference: FY2005	464.84	464.69

Note: Percentage figures shown for operating revenue, operating income, etc., show year-on-year growth.

2. Qualitative Data Concerning Consolidated Business Performance

On April 14, 2006, the Kinki Finance Bureau of the Financial Services Agency imposed administrative penalties on AIFUL Corporation (AIFUL), which has resulted in tremendous inconvenience and concern for all of the Company's stakeholders, including of course its customers as well as its shareholders.

AIFUL would like to take this opportunity to once more express its deepest apologies.

AIFUL takes the imposition of these penalties seriously. The Company has published its Business Operation Improvement Plan for the prevention of a recurrence of legal infringements as well as the achievement of appropriate business management on its website, and also submitted it to the head of the Kinki Finance Bureau on May 31, 2006. AIFUL has already implemented the majority of these improvement measures, and it has formed a project team for further reinforcement as the entire Company unites in striving to restore its credibility.

During the first quarter of the fiscal year under review, the Japanese economy continued to expand as, for the first time in three months, the Business Conditions Indices for April released by the Cabinet on June 7, 2006 exceeded 50%, which is considered to be the point that differentiates between economic recession and growth. In addition, according to the Bank of Japan's Tankan Survey for June released on July 3, 2006, the Business Conditions Index for large manufacturing enterprises, which indicates corporate economic sentiment, stood at 21 points, improving by one point compared to the previous survey in March 2006. The index for forecast business conditions stood at 22 points, clearly indicating an underlying tone of recovery in economic sentiment.

In this economic climate, and underpinned by the improvement in the environment with the number of applications for personal bankruptcy published by the Supreme Court falling for 31 months in a row since November 2003, AIFUL's industry is witnessing increasingly intensifying competition, including entry into the consumer finance industry by companies from other industries. Meanwhile,

the business environment is unpredictable, considering the discussions being held at Financial Services Agency's Advisory Panel on Money Lending Business Systems in light of the revision to the Money-Lending Business Control Law planned for January 2007, as well as discussions on regulations of business practices and industry entry, and a review of the ceiling interest rate under the Capital Subscription Law among political parties.

3. Summary of Operations at the AIFUL Group (AIFUL Corporation and Consolidated Subsidiaries)

A. AIFUL Corporation

During the first quarter of the fiscal year under review, in view of the administrative penalties, the entire Company has been united in taking various steps to prevent a recurrence of legal infringements and restore its credibility. In addition, the Company has exercised self-discipline by refraining from all business advertising.

A summary by product is as below.

(1) Unsecured Loans

There were 69,000 applications for new unsecured loans during the first quarter of the fiscal year, which was down 48.6% compared to the same period last year. New account acquisitions stood at 43,000, down significantly by 47.9% year-on-year. Unsecured loans outstanding stood at 1,110,299 million yen, down 2.0% compared to the end of the previous fiscal year.

(2) Home Equity Loans and Small Business Loans

The balance of loans outstanding for the Company's other products stood at 324,647 million yen, down 4.8% compared to the end of the previous fiscal year, for home equity loans, and 36,710 million yen, down 4.6%, for small business loans.

At the end of the first quarter of the fiscal year under review, AIFUL had 479 staffed branches and 1,426 unstaffed branches, totaling 1,905 branches in all. Moreover, customers had access to 86,818 ATMs and CDs, including AIFUL's own ATMs and those of 93 partner banks and 14 partner companies as channels for cash services.

(3) Credit Guarantees

At the end of the first quarter of the fiscal year under review, AIFUL's tie-ups by product numbered 44 unsecured personal loan companies and 59 unsecured small business loan companies, and customers' liabilities for acceptances and guarantees stood at 61,948 million yen, down 0.6% compared to the end of the previous fiscal year.

B. LIFE Co., Ltd.

During the first quarter of the fiscal year, LIFE continued its effort from the previous fiscal year to further expand its business, primarily focusing on the credit card operations positioned as the company's core business.

(1) Credit Card Business

In April 2006, LIFE commenced subscriptions to its Gold Card, tapping into new customers. In addition, the company also began issuing the SUPER AGURI F1 TEAM Card in May 2006 based on its official partnership agreement with the SUPER AGURI F1 TEAM.

As channels for delivering its cash advance services, the company has approximately 140,000 CD/ATMs at 479 partner financial institutions and credit card companies, as of the end of the first quarter of the fiscal year under review, steadily enhancing convenience for its customers.

As a result, the number of credit card holders grew 280,000 during the first quarter of the fiscal year under review to 13,380,000 at the end of the quarter.

Apart from this, a second-round airing of the company's series of television commercials dealing with skimming, which aim to raise awareness of credit card crime, began in April 2006, while the series of mixed media commercials, which have received a big response from customers, began a sixth-round airing in June 2006.

(2) Consumer Finance Business

LIFE Cash Plaza had 110 staffed branches and 100 unstaffed branches, as well as nine Life Card stores. These retail outlets are being developed as brand stores under LIFE's continued effort to improve customer convenience.

(3) Guarantee Business

LIFE had guarantee partnerships with 130 banks, and it will continue its efforts to expand bank loan guarantee products in the future.

As a result of the foregoing, business performance in the first quarter of the fiscal under review was up 21.9% year-on-year to 129,326 million yen in total charges under credit card shopping, down 50.6% to 16,783 million yen for per-item credit, down 19.7% to 6,196 million yen in credit guarantees, and down 4.1% to 83,026 million yen in credit card cash advances.

C. Other Group Companies

(1) Small Business Finance Business

Following on from last fiscal year, Businext Corporation has continued working to further enhance services with the opening of its Yokohama Branch (Kanagawa Prefecture) and Omiya Branch (Saitama Prefecture) in April 2006. As a result, the company's loans outstanding at the end of the first quarter of the fiscal year under review stood at 76,643 million yen, up 4.8% compared to the end of the previous fiscal year.

Meanwhile, loans outstanding at City's Corporation at the end of the first quarter of the fiscal year stood at 68,154 million yen, up 0.4% compared to the end of the previous fiscal year.

(2) Consumer Finance Business

Tryto Corporation, Wide Corporation, TCM Co., Ltd., and Passkey Co., Ltd., which operate consumer finance businesses, and specialized Internet loan companies id Credit Corporation and Net One Club Corporation continued striving to strengthen legal compliance and to improve management efficiency as members of the AIFUL Group. At the end of the first quarter, loans outstanding at these companies totaled 179,412 million yen (including 4,885 million yen in off-balance sheet loans due to securitization), down 2.5% compared to the end of the previous fiscal year

(3) Servicer Business and Venture Capital Business

The balance of receivables purchased by AsTry Loan Services Corporation stood at 10,807 million yen at the end of the first quarter, down 1.1% compared to the end of the previous fiscal year. Investment by New Frontier Partners Co., Ltd., totaled 4,924 million yen (including investment through funds) at the end of the first quarter, up 6.4% compared to the end of the previous fiscal year.

As a result of the foregoing, at the end of the first quarter of the fiscal year under review the AIFUL Group had 2,192,339 million yen in loans outstanding, down 1.8% compared to the end of the previous fiscal year; 285,351 million yen in installment receivables, up 0.1% compared to the end of the previous fiscal year, and 151,736 million yen in customers' liabilities for acceptances and guarantees, down 1.3% compared to the end of the previous fiscal year. These amounts include 183,013 million yen in off-balance sheet loans due to securitization (comprised of 104,652 in loans outstanding and 78,360 million yen in installment receivables.)

Operating revenue of the AIFUL Group for the first quarter of the fiscal year under review increased by 0.8%, to 135,697 million yen, of which 121,407 million yen, or 89.5%, was accounted for by operating interest on loans, 7,219 million yen or 5.3% by revenue from credit card shopping and per-item credit, and 2,347 million yen or 1.7% by credit guarantee revenue.

Operating expenses for the AIFUL Group totaled 110,010 million yen, up 10.8% year-on-year. This amount can be broken down into 46,220 million yen (or 42.0%) for bad debt expenses, 6,582 million yen (or 6.0%) in expenses related to interest repayments, 5,582 million yen (or 5.1%) in advertising expenses, and 14,969 million yen (or 13.6%) in personnel expenses.

As a result of the foregoing, consolidated operating income for the first quarter of the fiscal year under review fell 27.4% to 25,687 million yen, ordinary income was down 28.0% to 25,938 million yen, and net income decreased 27.7% to 14,612 million yen.

AIFUL's non-consolidated operating income fell 27.3% to 19,852 million yen, ordinary income decreased 26.7% to 21,410 million yen, and net income fell 26.0% to 12,689 million yen.

4. Consolidated Financial Position

(In millions of yen, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
1st quarter, FY2006	2,699,448	691,857	25.4	4,834.06
1st quarter, FY2005	2,617,471	634,278	24.2	4,479.15
Reference: FY2005	2,790,969	681,694	24.4	4,813.45

Note: Minority interests are deducted from shareholders' equity in computations of shareholders' equity ratio and shareholders' equity per share in the first quarter of the fiscal year under review.

Consolidated Cash Flows

(In millions of yen)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the End of the Period
1st quarter, FY2006	49,805	46,840	(76,430)	154,582
1st quarter, FY2005	(25,963)	3,371	25,564	111,928
Reference: FY2005	(25,944)	(60,019)	111,185	134,376

5. Qualitative Information on Changes in Consolidated Financial Position

A. Assets

Total assets on a consolidated basis at the end of the first quarter of the fiscal year under review declined by 91,520 million yen compared to the end of the previous fiscal year. This was mainly due to a 36,330 million yen decline in loans and a 49,936 million yen reduction in short term borrowing (repurchase agreements), and a decrease of 4,943 million yen in deferred hedge losses accompanying the adoption of a new accounting standard concerning the labeling of net assets.

Liabilities fell 94,719 million yen compared to the end of the previous fiscal year due to the redemption of 47,500 million yen in corporate bonds, the repayment of 29,680 million yen in borrowings, and a decline of 15,637 million yen in income taxes payable.

B. Cash Flows

Cash and cash equivalents ("funds") stood at 154,582 million yen at the end of the first quarter of the fiscal year under review, up 20,205 million yen compared to the end of the previous consolidated fiscal year, as a result of the increase in funds due to factors including the decline in loans to customers and the reduction in short term loans exceeding the fall in funds due to factors such as the redemption of corporate bonds and repayment of borrowings in financing activities.

(1) Cash flow from operating activities

Although net income before taxes was 25,997 million yen in the first quarter of the fiscal year under review, net cash provided by operating activities rose 49,805 million yen, compared to a 25,963 million yen decline for the same period last year, due to the fall in loans and other operating receivables and the increase in reserves.

(2) Cash flow from investing activities

Cash provided by investing activities rose 46,840 million yen, compared to an increase of 3,371 million yen for the same period last year, due to such factors as the decrease in short term receivables (repurchase agreements)

(3) Cash flow from financing activities

Cash generated by financing activities fell by 76,430 million yen, compared to an increase of 25,564 million yen for the same period last year, due to factors such as the repayment of borrowings and the redemption of corporate bonds.

III. Consolidated Results Forecasts for FY2006 (April 1, 2006 – March 31, 2007): Qualitative Data Concerning Results Forecasts

Consolidated results in the first quarter of the fiscal year under review represent steady progress in line with the full-year forecasts previously announced on May 16, 2006 and there is no change to the full-year consolidated forecasts. The forecasts are based on the information available to management at the time they were made, and are estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these forecasts for a variety of reasons.

(Supplementary Data)

I. Summary of Consolidated Balance Sheet for the First Quarter, FY2006

(In millions of yen, %)

	Category	End of current quarter (As of June 30, 2006)	End of same quarter last year (As of June 30, 2005)	Change		Reference: FY2005 (As of Mar. 31, 2006)
		Amount	Amount	Amount	%	Amount
	(Assets)					
I.	Current assets					
	Cash and cash equivalents	154,659	112,513	42,145	37.5	134,454
	Loans	2,087,687	2,016,938	70,749	3.5	2,124,017
	Installment receivables	206,990	215,287	(8,296)	(3.9)	209,581
	Credit guarantee installment receivables	–	144,131	(144,131)	(100.0)	–
	Customers' liabilities for acceptances and guarantees	151,736	–	151,736	–	153,766
	Deferred tax assets	30,769	28,510	2,259	7.9	32,262
	Other	74,469	78,859	(4,390)	(5.6)	125,894
	Allowance for bad debts	(150,205)	(139,075)	(11,129)	8.0	(146,961)
	Total current assets	2,556,107	2,457,165	98,941	4.0	2,633,014
II.	Fixed assets					
	Tangible fixed assets	52,709	48,293	4,415	9.1	53,676
	Intangible fixed assets	30,330	30,446	(116)	(0.4)	30,965
	Goodwill	8,838	–	8,838	–	–
	Consolidation adjustment account	–	10,573	(10,573)	(100.0)	9,272
	Other	21,491	19,873	1,618	8.1	21,692
	Investment and other fixed assets	59,681	80,907	(21,226)	(26.2)	72,567
	Claims in bankruptcy	33,052	30,400	2,651	8.7	33,031
	Deferred tax assets	3,919	3,732	187	5.0	2,904
	Other	47,210	69,350	(22,140)	(31.9)	61,385
	Allowance for bad debts	(24,501)	(22,576)	(1,924)	(8.5)	(24,753)
	Total fixed assets	142,720	159,647	(16,927)	(10.6)	157,209
III.	Deferred assets	621	658	(37)	(5.6)	744
	Total assets	2,699,448	2,617,471	81,977	3.1	2,790,969
	(Liabilities)					
I.	Current liabilities					
	Credit guarantees payable	–	144,131	(144,131)	(100.0)	–
	Acceptances and guarantees	151,736	–	151,736	–	153,766
	Short-term debts	101,730	100,225	1,505	1.5	113,200
	Current portion of bonds	64,500	117,500	(53,000)	(45.1)	82,000
	Current portion of long-term debts	400,176	456,758	(56,581)	(12.4)	434,325
	Reserve for accrued bonuses	2,279	2,199	79	3.6	4,153
	Reserve for losses on interest repayments	21,817	–	21,817	–	21,074
	Gains on deferred installments	11,725	15,681	(3,955)	(25.2)	14,021
	Other	117,703	114,958	2,744	2.4	124,676
	Total current liabilities	871,668	951,454	(79,785)	(8.4)	947,218
II.	Long-term liabilities					
	Bonds	398,500	357,390	41,110	11.5	428,500
	Long-term debts	725,659	646,621	79,037	12.2	709,721
	Allowance for retirement benefits for employees	–	698	(698)	(100.0)	–
	Allowance for retirement benefits for directors	1,249	1,424	(174)	(12.3)	1,328
	Other	10,513	19,949	(9,435)	(47.3)	15,543
	Total long-term liabilities	1,135,922	1,026,083	109,839	10.7	1,155,092
	Total liabilities	2,007,591	1,977,537	30,053	1.5	2,102,310

Category		End of current quarter (As of June 30, 2006)	End of same quarter last year (As of June 30, 2005)	Change		Reference: FY2005 (As of Mar. 31, 2006)
		Amount	Amount	Amount	%	Amount
(Minority interests)						
	Minority interests	–	5,655	(5,655)	(100.0)	6,964
(Shareholders' equity)						
I.	Common stock	–	83,317	(83,317)	(100.0)	83,317
II.	Capital surplus	–	104,125	(104,125)	(100.0)	104,125
III.	Retained earnings	–	444,855	(444,855)	(100.0)	486,214
IV.	Differences in evaluation of other marketable securities	–	5,057	(5,057)	(100.0)	11,001
V.	Treasury stock	–	(3,077)	3,077	(100.0)	(2,964)
	Total shareholders' equity	–	634,278	(634,278)	(100.0)	681,694
Total Liabilities, minority interests and shareholders' equity		–	2,617,471	(2,617,471)	(100.0)	2,790,969
(Net assets)						
I.	Shareholders' equity					
	Common stock	83,317	–	83,317	–	–
	Capital surplus	104,125	–	104,125	–	–
	Retained earnings	496,578	–	496,578	–	–
	Treasury stock	(2,966)	–	(2,966)	–	–
	Total shareholders' equity	681,055	–	681,055	–	–
II.	Valuation and translation adjustments					
	Differences in evaluation of other marketable securities	8,843	–	8,843	–	–
	Deferred hedge losses	(5,286)	–	(5,286)	–	–
	Total valuation and translation adjustments	3,556	–	3,556	–	–
III.	Minority interests	7,246	–	7,246	–	–
Total net assets		691,857	–	691,857	–	–
Total liabilities and net assets		2,699,448	–	2,699,448	–	–

II. Summary of Consolidated Income Statement for the First Quarter, FY2006

(In millions of yen, %)

Category		Current quarter (Apr. 1 to June 30, 2006)	Same quarter last year (Apr. 1 to June 30, 2005)	Change		Reference: FY2005 (Apr. 1, 2005 to Mar. 31, 2006)
		Amount	Amount	Amount	%	Amount
I.	Operating revenue	135,697	134,675	1,022	0.8	549,547
	Interest on loans to customers	121,407	120,680	727	0.6	491,357
	Credit card revenue	3,256	2,338	917	39.2	11,275
	Per-item credit revenue	3,963	4,575	(612)	(13.4)	17,675
	Credit guarantee revenue	2,347	2,027	319	15.8	8,667
	Other	4,723	5,053	(330)	(6.5)	20,571
II.	Operating expenses	110,010	99,289	10,721	10.8	424,431
	Financial expenses	9,203	9,485	(282)	(3.0)	37,762
	Cost of sales	72	39	32	82.3	173
	Operating expenses - other	100,734	89,763	10,970	12.2	386,495
	Operating income	25,687	35,385	(9,698)	(27.4)	125,116
III.	Non-operating income	309	655	(345)	(52.8)	2,007
IV.	Non-operating expenses	58	23	34	151.1	159
	Ordinary income	25,938	36,018	(10,079)	(28.0)	126,964
V.	Extraordinary income	376	141	234	165.4	803
VI.	Extraordinary losses	317	941	(624)	(66.3)	14,994
	Net income for the quarter before taxes	25,997	35,218	(9,220)	(26.2)	112,773
	Tax expenses	11,109	14,743	(3,633)	(24.6)	45,374
	Gain on minority interests	274	269	5	2.0	1,571
	Net income for the quarter	14,612	20,205	(5,592)	(27.7)	65,827

III. Summary of Consolidated Statements of Changes in Shareholders' Equity for the First Quarter, FY2006 (April 1 – June 30, 2006)

(In millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	83,317	104,125	486,214	(2,964)	670,692
Change during current quarter					
Distribution of surplus	–	–	(4,248)	–	(4,248)
Net income for the quarter	–	–	14,612	–	14,612
Acquisition of treasury stock	–	–	–	(1)	(1)
Total change during current quarter	–	–	10,364	(1)	10,362
Balance at June 30, 2006	83,317	104,125	496,578	(2,966)	681,055

	Valuation and translation adjustments			Minority interests	Total net assets
	Differences in evaluation of other marketable securities	Deferred hedge losses	Total valuation and translation adjustments		
Balance at March 31, 2006	11,001	–	11,001	–	681,694
Change during current quarter					
Distribution of surplus	–	–	–	–	(4,248)
Net income for the quarter	–	–	–	–	14,612
Acquisition of treasury stock	–	–	–	–	(1)
Net change for the quarter in items other than shareholders' equity	(2,158)	(5,286)	(7,445)	7,246	(198)
Total change during current quarter	(2,158)	(5,286)	(7,445)	7,246	(10,163)
Balance at June 30, 2006	8,843	(5,286)	3,556	7,246	691,857

IV. Summary of Consolidated Cash Flow Statement for the First Quarter, FY2006

(In millions of yen)

	Category	Current quarter (Apr. 1 to June 30, 2006)	Same quarter last year (Apr. 1 to June 30, 2005)	Reference: FY2005 (Apr. 1, 2005 to Mar. 31, 2006)
		Amount	Amount	Amount
I.	Cash flow from operating activities			
	Net income for the quarter before taxes	25,997	35,218	112,773
	Depreciation expenses	3,235	2,540	11,836
	Increase (decrease) in allowance for bad debts	2,991	2,168	11,561
	Increase (decrease) in reserve for losses on interest repayments	743	–	21,074
	Decrease (increase) in loans to customers	36,330	(21,316)	(121,000)
	Decrease (increase) in installment receivables	2,590	(22,885)	(17,178)
	Other	2,730	1,697	(1,246)
	Subtotal	74,618	(2,576)	17,819
	Payments for corporate and other taxes	(24,947)	(23,557)	(44,078)
	Other	134	170	314
	Cash flow from operating activities	49,805	(25,963)	(25,944)
II.	Cash flow from investing activities			
	Decrease (increase) in short-term receivables	49,936	5,017	(44,940)
	Other	(3,096)	(1,646)	(15,078)
	Cash flow from investing activities	46,840	3,371	(60,019)
III.	Cash flow from financing activities			
	Increase in short-term debts	262,590	254,730	989,210
	Repayment of short-term debts	(274,060)	(226,200)	(947,705)
	Increase in long-term debts	118,614	90,385	514,473
	Repayments of long-term debts	(136,824)	(109,879)	(493,654)
	Increase (decrease) in corporate bonds	(47,500)	(4,125)	30,859
	Other	749	20,653	18,002
	Cash flow from financing activities	(76,430)	25,564	111,185

(In millions of yen)

Category		Current quarter (Apr. 1 to June 30, 2006)	Same quarter last year (Apr. 1 to June 30, 2005)	Reference: FY2005 (Apr. 1, 2005 to Mar. 31, 2006)
		Amount	Amount	Amount
IV.	Effect of exchange rate changes on cash and cash equivalents	(9)	(9)	16
V.	Increase (decrease) in cash and cash equivalents	20,205	2,962	25,238
VI.	Balance of cash and cash equivalents at the beginning of period	134,376	108,965	108,965
VII.	Increase in cash and cash equivalents from new consolidations	–	–	173
VIII.	Balance of cash and cash equivalents at the end of period	154,582	111,928	134,376

V. Results of Operations (Consolidated) for the First Quarter, FY2006

1. Operating Revenue

(In millions of yen, %)

Item	Current quarter (Apr. 1 to June 30, 2006)		Same quarter last year (Apr. 1 to June 30, 2005)		Reference: FY2005 (Apr. 1, 2005 to Mar. 31, 2006)	
	Amount	%	Amount	%	Amount	%
Interest on loans to customers	121,407	89.5	120,680	89.6	491,357	89.4
Unsecured loans	100,046	73.7	99,832	74.1	405,308	73.8
Secured loans	13,083	9.7	14,138	10.5	56,144	10.2
Small business loans	8,278	6.1	6,709	5.0	29,904	5.4
Credit card revenue	3,256	2.4	2,338	1.7	11,275	2.1
Per-item credit revenue	3,963	2.9	4,575	3.4	17,675	3.2
Credit guarantee revenue	2,347	1.7	2,027	1.5	8,667	1.6
Financial revenue - other	10	0.0	8	0.0	35	0.0
Interest on deposits	0	0.0	0	0.0	2	0.0
Interest on marketable securities	0	0.0	0	0.0	0	0.0
Interest on loans	–	–	–	–	0	0.0
Other	10	0.0	8	0.0	33	0.0
Operating revenue - other	4,712	3.5	5,044	3.8	20,535	3.7
Revenue from operational investment securities	298	0.2	92	0.1	436	0.0
Collection of bad debts	1,285	1.0	2,298	1.7	8,535	1.6
Other	3,128	2.3	2,653	2.0	11,563	2.1
Total	135,697	100.0	134,675	100.0	549,547	100.0

Note: "Other" included in other operating revenue includes collection of purchased claims and card membership fees.

2. Other Operating Indicators

Item	End of current quarter (As of June 30, 2006)	End of same quarter last year (As of June 30, 2005)	Reference: FY2005 (As of Mar. 31, 2006)
Total amount of loans outstanding (millions of yen)	2,192,339	2,124,180	2,232,417
Unsecured loans	1,683,375	1,641,407	1,709,184
Secured loans	340,972	351,707	357,025
Small business loans	167,991	131,065	166,208
Number of customer accounts	3,842,489	3,815,971	3,898,954
Unsecured loans	3,642,866	3,632,510	3,695,792
Secured loans	100,421	100,711	104,656
Small business loans	99,202	82,750	98,506
Number of branches	2,717	2,369	2,722
Staffed branches	838	891	873
Unstaffed branches	1,879	1,478	1,849
Number of automatic loan-contracting machines	2,242	2,169	2,249
Number of loan application processing machines	311	44	310
Number of ATMs	162,904	150,330	159,083
Company-owned	2,368	2,290	2,361
Partner-owned	160,536	148,040	156,722
Number of employees	7,068	6,848	6,675

Notes: Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to

claims in bankruptcy. Furthermore, off-balance sheet operating loans from the securitization of receivables (104,652 million yen at the end of the current quarter, 107,242 million yen at the end of same quarter last year and 108,400 million yen at the end of the previous consolidated fiscal year) have been included.

July 25, 2006

Summary of First Quarter Non-Consolidated Business Results

For the fiscal year ending March 2007

AIFUL Corporation
(Securities code: 8515, 1st Section, Tokyo and Osaka Stock Exchanges)
(URL: http://www.aiful.co.jp)
Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL (03) 4503-6050

I. Items Used to Compile Financial Data for the First Quarter

1. Company adopted simplified accounting methods (yes/no): Yes
   Details:
   Computation of some business taxes is based on estimates taking factors such as past results into account.

2. Any differences between the accounting practices used here and those used in preparing non-consolidated accounts for the previous business year (yes/no): No

II. Summary of Business Results for the First Quarter, FY2006 (April 1 – June 30, 2006)

1. Non-Consolidated Business Performance

Note: Amounts in non-consolidated financial statements and the supplementary data are rounded down.

(In millions of yen, except where noted)

	Operating Revenue		Operating Income		Ordinary Income		Net Income for the Quarter	
1st quarter, FY2006	82,745	(3.5)%	19,852	(27.3)%	21,410	(26.7)%	12,689	(26.0)%
1st quarter, FY2005	85,741	1.4%	27,310	7.8%	29,194	10.5%	17,145	17.7%
Reference: FY2005	343,515	0.9%	87,548	(18.6)%	94,632	(15.9)%	50,381	(25.1)%

	Net Income per Share for the Quarter (Yen)	Diluted Net Income per Share for the Quarter (Yen)
1st quarter, FY2006	89.60	89.60
1st quarter, FY2005	121.07	121.05
Reference: FY2005	355.77	355.65

Note: Percentage figures shown for operating revenue, operating income, etc., show year-on-year growth.

2. Non-Consolidated Financial Position

(In millions of yen, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
1st quarter, FY2006	2,087,860	633,768	30.4	4,475.05
1st quarter, FY2005	2,025,927	598,117	29.5	4,223.79
Reference: FY2005	2,204,482	632,917	28.7	4,469.03

III. Non-Consolidated Results Forecasts for FY2006 (April 1, 2006 – March 31, 2007): Qualitative Data Concerning Results Forecasts

Non-consolidated results in the first quarter of fiscal 2006 represent steady progress in line with the full-year forecasts previously announced on May 16, 2006 and there is no change to the full-year consolidated forecasts. The forecasts are based on the information available to management at the time they were made, and are estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these forecasts for a variety of reasons.

2007年3月期(2006年6月)　第1四半期データブック

Data Book (First Quarter Report for the fiscal year ending March. 2007)

ー注：業績予想に関する注意事項ー

このデータブックの数値のうち、過去の事実以外のアイフル株式会社及びそのグ ループ会社の計画・方針その他の記載にかかわるものは、将来の業績にかかる予想値であり、それらはいずれも、現時点においてアイフル株式会社及びそのグループ会社が把握している情報に基づく経営上の想定や見解を基礎に算出されたものです。従いまして、これらの予想値は、リスクや不確定要因を内包するものであり、現実の業績は、諸々の要因により、これらの予想値と異なってくる可能性があります。ここでの潜在的なリスクや不確定要因として考えられるものとしては、例えば、アイフル株式会社及びそのグループ会社を取り巻く経済情勢や消費者金融を取り巻く市場規模の変化、債務不履行に陥る顧客の割合、アイフル株式会社及びそのグループ会社が支払う借入金利率のレベル、法定貸付上限金利のレベル等が考えられますが、これらに限りません。なお、この資料はいかなる証券の投資勧誘を目的として作成したものでもありません。

ー*Note:Forward Looking Statements*ー

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale.

アイフル株式会社

AIFUL CORPORATION

1. 主要利益数値 *(Review of Profit / Group & AIFUL)*

(1) 連結 (*Consolidated*)

項目		年/決算月 (*Fiscal Year*)		05/6	増減率(yoy%)	06/3	増減率(yoy%)	06/6	増減率(yoy%)	2007/3 (*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	(*¥ Million*)	134,675	11.3	549,547	6.0	135,697	0.8	537,925	-2.1
営業費用	(百万円)	*Operating Expenses*	(*¥ Million*)	99,289	8.3	424,431	10.6	110,010	10.8	442,794	4.3
営業利益	(百万円)	*Operating Income*	(*¥ Million*)	35,385	20.6	125,116	-7.1	25,687	-27.4	95,132	-24.0
経常利益	(百万円)	*Ordinary Income*	(*¥ Million*)	36,018	21.9	126,964	-6.2	25,938	-28.0	96,000	-24.4
当期純利益	(百万円)	*Net Income*	(*¥ Million*)	20,205	25.6	65,827	-13.1	14,612	-27.7	52,540	-20.2
総資産	(百万円)	*Total Assets*	(*¥ Million*)	2,617,471	6.8	2,790,969	8.4	2,699,448	3.1	2,844,576	1.9
純資産	(百万円)	*Net Assets*	(*¥ Million*)	634,278	12.9	681,694	10.4	691,857	9.1	740,660	8.6
一株当たり当期純利益 ※	(円)	*EPS ※*	(*¥*)	142.69	-16.2	464.84	-41.9	103.18	-27.7	370.99	-20.2
一株当たり純資産 ※	(円)	*BPS ※*	(*¥*)	4,479.15	-24.5	4,813.45	-26.4	4,834.06	7.9	5,229.80	8.6
自己資本比率	(%)	*Equity Ratio*	(*%*)	24.2	*1.3*	24.4	*0.4*	25.4	*1.2*	26.0	*1.6*
純資産当期純利益率	(%)	*ROE*	(*%*)	13.0	*1.4*	10.1	*-2.9*	8.6	*-4.4*	7.4	*-2.7*
総資産当期純利益率	(%)	*ROA*	(*%*)	3.1	*0.4*	2.5	*-0.6*	2.1	*-1.0*	1.9	*-0.6*

※ 2005年5月23日付で、普通株式1株を1.5株へ株式分割しております。 Stock split (1:1.5) on May 23, 2005

注) 斜体数値は増減数 Notes: Italic Font = Increase or Decrease

(2) 単体 (*AIFUL*)

項目		年/決算月 (*Fiscal Year*)		05/6	増減率(yoy%)	06/3	増減率(yoy%)	06/6	増減率(yoy%)	2007/3 (*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	(*¥ Million*)	85,741	1.4	343,515	0.9	82,745	-3.5	322,368	-6.2
営業費用	(百万円)	*Operating Expenses*	(*¥ Million*)	58,431	-1.4	255,966	9.8	62,892	7.6	263,784	3.1
営業利益	(百万円)	*Operating Income*	(*¥ Million*)	27,310	7.8	87,548	-18.6	19,852	-27.3	58,583	-33.1
経常利益	(百万円)	*Ordinary Income*	(*¥ Million*)	29,194	10.5	94,632	-15.9	21,410	-26.7	65,000	-31.3
当期純利益	(百万円)	*Net Income*	(*¥ Million*)	17,145	17.7	50,381	-25.1	12,689	-26.0	38,085	-24.4
総資産	(百万円)	*Total Assets*	(*¥ Million*)	2,025,927	3.2	2,204,482	8.4	2,087,860	3.1	2,206,106	0.1
純資産	(百万円)	*Net Assets*	(*¥ Million*)	598,117	11.7	632,917	8.3	633,768	6.0	668,353	5.6
期末発行済株式総数 ※	(千株)	*N. of Shares issued ※*	(*Thousand*)	142,035	50.0	142,035	50.0	142,035	0.0	142,035	0.0
一株当たり当期純利益 ※	(円)	*EPS ※*	(*¥*)	121.07	-21.5	355.77	-50.0	89.60	-26.0	268.92	-24.4
一株当たり純資産 ※	(円)	*BPS ※*	(*¥*)	4,223.79	-25.3	4,469.03	-27.8	4,475.05	5.9	4,719.25	5.6
一株当たり配当金	(円)	*Cash Dividends per Share*	(*¥*)	-	-	60.00	0.0	-	-	60.00	0.0
配当性向	(%)	*Payout Ratio*	(*%*)	-	-	16.9	*8.5*	-	-	22.3	*5.4*
自己資本比率	(%)	*Equity Ratio*	(*%*)	29.5	*2.2*	28.7	*0.0*	30.4	*0.9*	30.3	*1.6*
純資産当期純利益率	(%)	*ROE*	(*%*)	11.6	*0.6*	8.3	*-3.9*	8.0	*-3.6*	5.9	*-2.4*
総資産当期純利益率	(%)	*ROA*	(*%*)	3.4	*0.3*	2.4	*-1.0*	2.4	*-1.0*	1.7	*-0.7*

※ 2005年5月23日付で、普通株式1株を1.5株へ株式分割しております。 Stock split (1:1.5) on May 23, 2005

注) 斜体数値は増減数 Notes: Italic Font = Increase or Decrease

《参考》

残高経費率 ※	(%)	*SG & A Cost / Loan ※*	(*%*)	*13.7*	*-0.4*	14.5	*0.8*	14.3	*0.6*	15.1	*0.5*

※ 残高経費率＝その他の営業費用／((期初残高+期末残高)÷2)(%) ※ SG & A Cost/Loan = Other Operating Expenses／Average Loans Outstanding(%)

注) 斜体数値は増減数 Notes: Italic Font = Increase or Decrease

2. グループ合計営業実績 *(Review of Operation / Group Total)*

営業債権ベース *(Managed Asset Basis)*

(1) 営業実績 *(Operating Results)*

年/決算月 (Fiscal Year)		05/6	増減率(yoy%)	06/3	増減率(yoy%)	06/6	増減率(yoy%)	2007/3 (E)	増減率(yoy%)
営業債権合計 (百万円)	*Total Receivable Outstanding (¥Million)*	2,569,561	10.8	2,681,746	6.3	2,640,239	2.8	2,652,836	-1.1
営業貸付金残高	*Loans Outstanding*	2,124,180	10.7	2,232,417	6.5	2,192,339	3.2	2,186,784	-2.0
無担保ローン	*Unsecured*	1,641,407	10.6	1,708,118	5.3	1,683,375	2.6	1,671,975	-2.1
有担保ローン	*Home Equity*	351,707	2.1	357,025	1.4	340,972	-3.1	325,446	-8.8
事業者ローン	*Small Business*	131,065	44.4	167,273	38.3	167,991	28.2	189,362	13.2
総合斡旋	*Credit Card Shopping*	93,368	13.8	101,134	27.0	113,752	21.8	118,096	16.8
個品斡旋等	*Installment Sales Finance etc.*	207,881	13.3	194,427	-5.8	182,411	-12.3	179,312	-7.8
支払承諾見返	*Guarantee*	144,131	6.8	153,766	8.7	151,736	5.3	168,642	9.7
口座数(残高あり) (千件)	*Customer Accounts (Thousand)*	3,815	8.3	3,898	2.7	3,842	0.7	-	-
無担保ローン	*Unsecured*	3,632	7.9	3,694	2.1	3,642	0.3	-	-
有担保ローン	*Home Equity*	100	6.1	104	4.8	100	-0.3	-	-
事業者ローン	*Small Business*	82	32.0	99	28.0	99	19.9	-	-
一口座当たり残高 (千円)	*Per Account*	556	2.2	572	-3.7	570	2.5	-	-
無担保ローン	*Unsecured*	451	2.5	462	3.1	462	2.3	-	-
有担保ローン	*Home Equity*	3,492	-3.7	3,411	-3.3	3,395	-2.8	-	-
事業者ローン	*Small Business*	1,583	9.4	1,681	8.0	1,693	6.9	-	-
クレジットカード会員数 (千件)	*Credit Card Holders (Thousand)*	12,170	8.4	13,096	9.4	13,381	9.9	14,825	13.2
個品斡旋口座数 (千件)	*Shopping Installment Accounts (Thousand)*	821	6.7	634	-21.7	596	-27.3	-	-
新規顧客件数 (千件)	*New Accounts (Thousand)*	151	13.6	597	2.5	81	-46.2	402	-32.7
無担保ローン	*Unsecured*	136	12.7	533	1.2	75	-44.6	361	-32.3
有担保ローン	*Home Equity*	6	7.5	25	4.6	0	-84.4	11	-56.0
事業者ローン	*Small Business*	8	34.4	38	22.4	5	-44.3	29	-23.7
新規クレジットカード発券数 (千枚)	*New Issue of Credit Card (Thousand)*	553	14.2	2,310	8.9	613	10.8	2,951	27.7

(2) チャネル展開 *(Marketing.Channel)*

年/決算月 (Fiscal Year)		05/6	増減数	06/3	増減数	06/6	増減数	2007/3 (E)	増減数
ローン事業店舗数 (店)	*Loan Business Branches*	2,369	*394*	2,722	*396*	2,717	*348*	2,823	*101*
有人店舗	*Staffed Branches*	891	*63*	873	*-11*	838	*-53*	845	*-28*
無人店舗	*Unstaffed Branches*	1,434	*287*	1,849	*407*	1,879	*445*	1,978	*129*
ローン申込機	*Simple Auto Application Machines*	44	*44*	310	*303*	311	*267*	409	*99*
自動契約機設置台数 (台)	*Unmanned Loan-contracting machines*	2,169	*319*	2,249	*79*	2,242	*73*	-	-
正社員数(a) (人)	*N. of Employees (Regularly Payroll)(a)*	6,848	*611*	6,675	*165*	7,068	*220*	6,768	*93*
非正社員数(b) (人)	*N. of Employees (temp.) (b)*	3,223	*-48*	3,562	*176*	3,525	*302*	-	-
合計(a)+(b) (人)	*Total (a)+(b)*	10,071	*563*	10,237	*341*	10,593	*522*	-	-
非正社員比率(b)/(a+b) (%)	*Ratio of N. of Employees (b)/(a+b)*	32.0	*-2.4*	34.8	*0.6*	33.3	*1.3*	-	-

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

3. グループ合計損益の内訳 *(Revenue and Expenses / Group Total)*

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		05/6	営業収益比 (%)	06/3	営業収益比 (%)	増減率 (yoy%)	06/6	営業収益比 (%)	増減率 (yoy%)	2007/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	134,675	100.0	549,547	100.0	6.0	135,697	100.0	0.8	537,925	100.0	-2.1
営業貸付金利息	Interest Income	120,680	89.6	491,357	89.4	5.3	121,407	89.5	0.6	480,642	89.4	-2.2
無担保ローン	Unsecured	99,832	74.1	405,061	73.7	4.4	100,046	73.7	0.2	396,980	73.8	-2.0
有担保ローン	Home Equity	14,138	10.5	56,144	10.2	-0.7	13,083	9.6	-7.5	49,796	9.3	-11.3
事業者ローン	Small Business	6,709	5.0	30,151	5.5	36.7	8,278	6.1	23.4	33,865	6.3	12.3
総合斡旋収益	Credit Card Shopping	2,338	1.7	11,275	2.1	24.0	3,256	2.4	39.3	13,443	2.5	19.2
個品斡旋収益	Installment Sales Finance	4,575	3.4	17,675	3.2	2.8	3,963	2.9	-13.4	14,674	2.7	-17.0
支払承諾見返収益	Guarantees	2,027	1.5	8,667	1.6	22.3	2,347	1.7	15.8	10,054	1.9	16.0
その他の金融収益	Other Financial Revenue	8	0.0	35	0.0	-75.7	10	0.0	25.0	52	0.0	48.6
その他の営業収益	Other Operating Revenue	5,044	3.8	20,535	3.7	11.2	4,712	3.5	-6.6	19,058	3.5	-7.2
不動産売上高	Sales of Property	-	-	23	0.0	-	-	-	-	-	-	-
投資有価証券売上高	Sales of Investment Securities	92	0.1	436	0.0	-34.3	298	0.2	223.9	343	0.1	-21.3
償却債権回収額	Bad Debt Recovery	2,298	1.7	8,535	1.6	10.6	1,285	0.9	-44.1	6,550	1.2	-23.3
その他	Other	2,653	2.0	11,539	2.1	14.5	3,128	2.3	17.9	12,164	2.3	5.4
営業費用	Operating Expenses	99,289	73.7	424,431	77.2	10.6	110,010	81.1	10.8	442,794	82.3	4.3
金融費用	Financial Expenses	9,485	7.0	37,762	6.9	-4.8	9,203	6.8	-3.0	40,849	7.6	8.2
借入金利息等	Interest on Borrowings	6,385	4.7	25,163	4.6	-5.2	6,229	4.6	-2.4	28,283	5.3	12.4
社債利息等	Interest on SB etc.	3,099	2.3	12,598	2.3	-4.2	2,974	2.2	-4.0	12,565	2.3	-0.3
売上原価	Cost of Sales	39	0.0	173	0.0	-51.5	72	0.1	84.6	139	0.0	-19.7
不動産売上原価	Cost of Sales of Property	-	-	24	0.0	-	-	-	-	-	-	-
投資有価証券売上原価	Cost of Investment Securities	39	0.0	149	0.0	-58.3	72	0.1	84.6	139	0.0	-6.7
その他の営業費用	Other Operating Expenses(SG&A)	89,763	66.7	386,495	70.3	12.5	100,734	74.2	12.2	401,804	74.7	4.0
貸倒関連費用	Credit Cost	39,758	29.5	166,193	30.2	6.9	46,220	34.1	16.3	166,320	30.9	0.1
利息返還関連費用	Return of overpayment Cost	-	-	21,074	3.8	-	6,582	4.9	-	21,208	3.9	0.6
広告宣伝費	Advertising Expenses	7,454	5.5	28,018	5.1	18.4	5,582	4.1	-25.1	23,035	4.3	-17.8
人件費	Salaries	14,436	10.7	58,256	10.6	6.5	14,969	11.0	3.7	62,158	11.6	6.7
役員報酬	Directors' Salaries	272	0.2	1,049	0.2	23.1	260	0.2	-4.4	990	0.2	-5.6
従業員給与賞与等	Employees' Salaries	10,431	7.7	46,215	8.4	6.4	10,393	7.7	-0.4	50,673	9.4	9.6
その他	Other	3,732	2.8	10,992	2.0	5.5	4,316	3.2	15.6	10,494	2.0	-4.5
のれん償却	Amortization of Goodwill and Consolidation Differences	433	0.3	2,055	0.4	5.9	433	0.3	0.0	1,734	0.3	-15.6
その他	Other	27,681	20.6	110,897	20.2	2.8	26,945	19.9	-2.7	127,345	23.7	14.8
営業利益	Operating Income	35,385	26.3	125,116	22.8	-7.1	25,687	18.9	-27.4	95,132	17.7	-24.0
営業外収益	Non-operating Income	655	0.5	2,007	0.3	34.4	309	0.2	-52.8	920	0.2	-54.2
営業外費用	Non-operating Expenses	23	0.0	159	0.0	-82.6	58	0.0	152.2	51	0.0	-67.9
経常利益	Ordinary Income	36,018	26.7	126,964	23.1	-6.2	25,938	19.1	-28.0	96,000	17.8	-24.4
特別利益	Extraordinary Income	141	0.1	803	0.1	-32.2	376	0.3	166.7	0	0.0	-100.0
特別損失	Extraordinary Losses	941	0.7	14,994	2.7	113.1	317	0.2	-66.3	1,381	0.3	-90.8
税引前利益(a)	Income before Income Taxes(a)	35,218	26.2	112,773	20.5	-12.9	25,997	19.2	-26.2	94,619	17.6	-16.1
法人税·住民税及び事業税(b)	Income Taxes(b)	11,675	8.7	45,520	8.3	11.0	9,310	6.9	-20.3	48,361	9.0	6.2
法人税等調整額(c)	Effect of a Tax Consequences(c)	3,068	2.3	-145	-0.0	-	1,799	1.3	-41.4	-7,468	-1.4	-
少数株主利益	Minority Interest Gain	269	0.2	1,571	0.3	123.8	274	0.2	1.9	1,186	0.2	-24.5
当期純利益	Net Income	20,205	15.0	65,827	12.0	-13.1	14,612	10.8	-27.7	52,540	9.8	-20.2
実質税率(b+c)/a (%)	Real Tax Rate(b+c)/a (%)	41.9	-	40.2	-	-	42.7	-	-	43.2	-	-

4. グループ合計資金調達の状況 *(Review of Funding / Group Total)*

営業債権ベース *(Managed Asset Basis)*

(1)形態別調達金額 *(Amount of Borrowings by Type of Lender)*

（百万円/¥ Million）

年/決算月 *(Fiscal Year)*		05/6	構成比(%)	06/3	構成比(%)	06/6	構成比(%)	2007/3(E)	構成比(%)
借入金	*Borrowings*	1,138,169	60.0	1,128,905	56.8	1,044,919	54.4	1,147,308	56.4
都市銀行等	*City Banks*	150,911	7.9	149,677	7.5	157,744	8.2	-	-
信託銀行	*Trust Banks*	371,683	19.6	423,831	21.3	383,333	20.0	-	-
地方銀行・第二地方銀行	*Regional Banks*	196,508	10.4	204,120	10.3	196,227	10.2	-	-
生命保険会社	*Life Insurance*	133,369	7.0	142,853	7.2	126,411	6.6	-	-
損害保険会社	*Non-Life Insurance*	41,596	2.2	34,387	1.7	30,988	1.6	-	-
外国銀行	*Foreigner*	10,000	0.5	10,000	0.5	10,000	0.5	-	-
シンジケートローン	*Syndicated Loan*	102,079	5.4	26,945	1.4	4,700	0.2	-	-
邦銀	*Japanese Banks*	21,130	1.1	9,145	0.5	4,700	0.2	-	-
外銀	*Foreigner*	20,900	1.1	17,800	0.9	-	-	-	-
その他	*Other*	60,049	3.2	-	-	-	-	-	-
県信連等	*Credit Association*	69,339	3.7	75,283	3.8	74,735	3.9	-	-
その他	*Other*	62,680	3.3	61,808	3.1	60,779	3.2	-	-
CP・社債等	*CP and Bonds*	760,272	40.0	859,570	43.2	875,067	45.6	887,211	43.6
CP	*CP*	23,500	1.2	25,000	1.3	30,000	1.6	-	-
普通社債	*SB*	474,890	25.0	510,500	25.7	463,000	24.1	-	-
流動化	*ABS,ABL*	261,882	13.8	324,070	16.3	382,067	19.9	-	-
合計	*Total*	1,898,441	100.0	1,988,476	100.0	1,919,987	100.0	2,034,519	100.0

(2)長期・短期別調達金額 *(Short and Long-term Borrowings)*

（百万円/¥ Million）

年/決算月 *(Fiscal Year)*		05/6	構成比(%)	06/3	構成比(%)	06/6	構成比(%)	2007/3(E)	構成比(%)
短期調達	*Short-term Borrowings*	123,725	6.5	138,200	7.0	131,730	6.9	165,500	8.1
短期借入	*Borrowings*	100,225	5.3	113,200	5.7	86,730	4.5	-	-
CP	*CP*	23,500	1.2	25,000	1.3	30,000	1.6	-	-
流動化	*ABL*	-	-	-	-	15,000	0.8	-	-
長期調達	*Long-term Borrowings*	1,774,716	93.5	1,850,276	93.0	1,788,257	93.1	1,869,019	91.9
固定金利借入	*Fixed Rate*	251,000	13.2	236,640	11.9	218,285	11.4	-	-
変動金利借入	*Floating Rate*	786,944	41.5	779,064	39.2	739,903	38.5	-	-
キャップ	*With Cap*	297,862	15.7	268,750	13.5	265,000	13.8	-	-
スワップ	*With Swap*	252,070	13.3	256,701	12.9	251,258	13.1	-	-
社債等(固定)	*SB Other (Fixed Bond)*	611,252	32.2	714,123	35.9	659,317	34.3	-	-
普通社債	*SB*	462,390	24.4	498,000	25.0	463,000	24.1	-	-
流動化	*ABS、ABL*	148,862	7.8	216,123	10.9	196,317	10.2	-	-
社債等(変動)	*SB Other (Floating Bond)*	125,519	6.6	120,447	6.1	170,750	8.9	-	-
普通社債	*SB*	12,500	0.7	12,500	0.6	-	-	-	-
スワップ	*With Swap*	-	-	-	-	-	-	-	-
流動化	*ABS、ABL*	113,019	6.0	107,947	5.4	170,750	8.9	-	-
キャップ	*With Cap*	83,019	4.4	57,947	2.9	50,750	2.6	-	-
合計	*Total*	1,898,441	100.0	1,988,476	100.0	1,919,987	100.0	2,034,519	100.0

(3)調達金利 *(Funding Rate)*

(%)

年/決算月 *(Fiscal Year)*		05/6	06/3	06/6	2007/3(E)
調達金利	*Funding Rate*	1.55	1.55	1.56	1.97
間接	*Indirect*	1.65	1.71	1.83	2.19
直接	*Direct*	1.41	1.33	1.23	1.68

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

【参考】

(%)

長期プライムレート	*Long term prime rate*	1.45	2.10	2.45	2.70

5. アイフル営業実績 (Review of Operation / AIFUL)

(1)営業実績 (Operating Results)

年/決算月	(Fiscal Year)	05/6	増減率(yoy%)	06/3	増減率(yoy%)	06/6	増減率(yoy%)	2007/3 (E)	増減率(yoy%)
営業債権合計	Total Receivable Outstanding	1,526,359	2.9	1,577,246	4.1	1,536,208	0.5	1,505,858	-4.5
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	1,478,728	1.8	1,512,717	2.8	1,471,657	-0.5	1,421,281	-6.0
無担保ローン	Unsecured	1,101,762	1.8	1,133,083	3.6	1,110,299	0.8	1,080,223	-4.7
有担保ローン	Home Equity	342,919	0.6	341,152	-1.2	324,647	-5.3	303,072	-11.2
事業者ローン	Small Business	34,046	16.5	38,480	16.9	36,710	7.8	37,984	-1.3
支払承諾見返	Guarantee (¥ Million)	47,588	54.1	62,313	44.3	61,948	30.2	80,856	29.8
個人保証	Personal Loans	36,658	24.9	41,496	17.7	41,345	12.8	48,484	16.8
事業者保証	Small Business loans	10,930	617.2	20,817	163.1	20,602	88.5	32,371	55.5
その他	Other (¥ Million)	-	-	2,216	55.2	2,603	-	3,721	67.9
口座数 (千件)	Customer Accounts (Thousand)	2,202	-1.5	2,187	-1.2	2,125	-3.5	2,034	-7.0
無担保ローン	Unsecured	2,077	-2.0	2,057	-1.6	2,001	-3.7	1,914	-7.0
有担保ローン	Home Equity	99	5.1	101	3.1	97	-1.9	93	-7.7
事業者ローン	Small Business	25	15.3	27	11.7	26	3.8	26	-4.7
一口座当たり残高 (千円)	Per Account (¥ Thousand)	671	3.4	691	4.1	692	3.1	699	1.0
無担保ローン	Unsecured	530	3.8	550	5.3	554	4.6	564	2.5
有担保ローン	Home Equity	3,456	-4.2	3,355	-4.1	3,337	-3.5	3,228	-3.8
事業者ローン	Small Business	1,329	1.1	1,385	4.7	1,381	3.9	1,435	3.6
新規顧客件数 (千件)	New Accounts (Thousand)	91	-6.6	370	-1.4	44	-51.5	241	-34.9
無担保ローン	Unsecured	83	-7.2	338	-1.6	43	-47.9	227	-32.7
有担保ローン	Home Equity	5	2.5	23	-0.6	0	-89.1	9	-58.9
事業者ローン	Small Business	2	4.3	9	2.2	0	-86.5	4	-56.9
実質平均利回り ※1 (%)	Average Yield ※1 (%)	22.6	*-0.1*	22.4	*-0.3*	21.6	*-1.0*	21.3	*-1.0*
無担保ローン	Unsecured	24.6	*-0.1*	24.2	*-0.3*	23.5	*-1.1*	23.2	*-1.0*
有担保ローン	Home Equity	16.2	*-0.0*	15.9	*-0.4*	15.1	*-1.1*	14.7	*-1.2*
事業者ローン	Small Business	25.8	*0.8*	25.2	*-0.2*	24.3	*-1.5*	23.6	*-1.5*

※1:実質平均利回り＝営業貸付金利息／((営業貸付金期初残高＋営業貸付金期末残高)÷2)(%) ※1:Average Yield=Interest Income/Average Loans Outstanding (%)
注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

(2)チャネル展開 (Marketing Channel)

年/決算月	(Fiscal Year)	05/6	増減数(yoy)	06/3	増減数(yoy)	06/6	増減数(yoy)	2007/3 (E)	増減数(yoy)
ローン事業店舗数 ※2 (店)	Loan Business Branches ※2	1,606(978)	*51*	1,912(1,238)	*340*	1,905(1,238)	*299*	2,004	*92*
有人店舗	Staffed Branches	542(127)	*-2*	511(121)	*-34*	476(108)	*-66*	475	*-36*
無人店舗	Unstaffed Branches	1,017(810)	*10*	1,397(846)	*374*	1,426(856)	*409*	1,525	*128*
ローン申込機	Simple Auto Application Machines	44(41)	*44*	310(271)	*303*	311(274)	*267*	409	*99*
信販カード担当店等	Other	4	*-1*	4	*0*	3	*-1*	4	*0*
ローン事業店舗出店数 (店)	Newly Opened Branches	40	-	352	-	3	-	100	-
有人店舗	Staffed Branches	-	-	-	-	-	-	-	-
無人店舗	Unstaffed Branches	3	-	351	-	3	-	100	-
ローン申込機	Simple Auto Application Machines	37	-	305	-	3	-	100	-
信販カード担当店等	Other	-	-	1	-	-	-	-	-
自動契約機設置台数 (台)	Unmanned Loan-contracting Machines	1,558	*8*	1,595	*34*	1,588	*30*	-	-
併設型	At Staffed Branches	540	*-2*	508	*-36*	473	*-67*	-	-
独立型	At Unstaffed Branches	1,018	*10*	1,087	*70*	1,115	*97*	-	-
ATM・CDネットワーク (台)	AIFUL ATMs and Tie-up CDs	92,782	*15,027*	101,989	*10,886*	102,223	*9,441*	-	-
自社ATM	AIFUL ATMs	1,759	*6*	1,803	*42*	1,810	*51*	-	-
提携ATM－CD ※3	Tie-up ATM-CD ※3	76,135	*14,398*	84,836	*10,259*	85,008	*8,873*	-	-
提携コンビニ入金	Tie-up Convenience Store	14,888	*623*	15,350	*585*	15,405	*517*	-	-
保証提携先金融機関	Guarantee Tie-up Banks								
個人保証	Personal loans	41	*8*	44	*3*	44	*3*	-	-
事業者保証	Small business loans	36	*28*	57	*25*	59	*23*	-	-
正社員数(a) (人)	N. of Employees (regularly payroll) (a)	3,262	*-213*	3,066	*-118*	3,318	*56*	3,050	*-16*
非正社員数(b) (人)	N of Employees (temp.) (b)	1,441	*-151*	1,501	*-2*	1,478	*37*	-	-
合計(a)+(b)	Total (a)+(b)	4,703	*-364*	4,567	*-120*	4,796	*93*	-	-
非正社員比率(b)/(a+b) (%)	Ratio of N of Employees (b)/(a+b)	30.6	*-0.8*	32.9	*0.8*	30.8	*0.2*	-	-

※2:()はロードサイド型
※3:提携ATM-CD台数には、セブン銀行(セブンイレブン)が含まれております。(05/6:10,419台、06/3:11,484台、06/6:11,568台)
注) 斜体数値は増減数

※2 The figures in brackets represent the number of roadside type branches.
※3 Included Seven Bank CDs (05/6:10,419, 06/3:11,484, 06/6:11,568)
Note:Italic Font=Increase or Decrease

6. アイフル損益の内訳 *(Revenue and Expenses / AIFUL)*

(百万円/¥ Million)

年/決算月(Fiscal Year)		05/6	営業収益比 (%)	06/3	営業収益比 (%)	増減率 (yoy%)	06/6	営業収益比 (%)	増減率 (yoy%)	2007/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	85,741	100.0	343,515	100.0	0.9	82,745	100.0	-3.5	322,368	100.0	-6.2
営業貸付金利息	Interest Income	83,284	97.1	333,541	97.1	0.9	80,531	97.3	-3.3	313,177	97.1	-6.1
無担保ローン	Unsecured	67,259	78.4	269,986	78.6	1.1	65,708	79.4	-2.3	256,784	79.7	-4.9
有担保ローン	Home Equity	13,867	16.2	54,560	15.9	-2.4	12,543	15.2	-9.5	47,352	14.7	-13.2
事業者ローン	Small Business	2,157	2.5	8,994	2.6	16.5	2,279	2.8	5.6	9,040	2.8	0.5
その他の金融収益	Other Financial Revenue	0	0.0	1	0.0	-98.4	0	0.0	182.9	0	0.0	-100.0
その他の営業収益	Other Operating Revenue	2,456	2.9	9,972	2.9	-0.0	2,213	2.7	-9.9	9,189	2.9	-7.9
受取保証料	Loan Guarantee Fee	967	1.1	4,425	1.3	45.4	1,296	1.6	34.0	5,712	1.8	29.1
不動産売上高	Sales of Property	-	-	23	0.0	-	-	-	-	-	-	-
償却債権回収額	Bad Debt Recovery	1,240	1.4	4,299	1.3	5.1	601	0.7	-51.5	2,200	0.7	-48.8
その他	Other	249	0.3	1,223	0.4	-56.9	315	0.4	26.7	1,275	0.4	4.3
営業費用	Operating Expenses	58,431	68.1	255,966	74.5	9.8	62,892	76.0	7.6	263,784	81.8	3.1
金融費用	Financial Expenses	7,909	9.2	31,218	9.1	-4.2	7,363	8.9	-6.9	31,460	9.8	0.8
借入金利息等	Interest on Borrowings	5,114	6.0	19,861	5.8	-5.8	4,639	5.6	-9.3	20,023	6.2	0.8
社債利息等	Interest on SB etc.	2,795	3.3	11,357	3.3	-1.3	2,724	3.3	-2.6	11,436	3.5	0.7
売上原価	Cost of Sales	-	-	24	0.0	-	-	-	-	-	-	-
不動産売上原価	Cost of Sales of Property	-	-	24	0.0	-	-	-	-	-	-	-
その他の営業費用	Other Operating Expenses(SG&A)	50,521	58.9	224,723	65.4	12.1	55,529	67.1	9.9	232,324	72.1	3.4
貸倒関連費用	Credit Cost	23,574	27.5	103,520	30.1	6.3	27,097	32.7	14.9	106,645	33.1	3.0
利息返還関連費用	Return of overpayment Cost	-	-	17,019	5.0	-	4,659	5.6	-	17,019	5.3	0.0
広告宣伝費	Advertising Expenses	4,346	5.1	16,533	4.8	10.4	2,347	2.8	-46.0	10,011	3.1	-39.4
支払手数料	Commission	3,336	3.9	14,024	4.1	17.2	3,326	4.0	-0.3	16,578	5.1	18.2
人件費	Salaries	7,340	8.6	29,511	8.6	-1.5	7,414	9.0	1.0	30,020	9.3	1.7
役員報酬	Directors' Salaries	144	0.2	539	0.2	21.9	117	0.1	-18.6	483	0.1	-10.4
従業員給与賞与等	Employees' Salaries	5,228	6.1	22,822	6.6	-2.3	5,258	6.4	0.6	23,294	7.2	2.1
その他	Other	1,967	2.3	6,149	1.8	0.3	2,038	2.5	3.6	6,242	1.9	1.5
賃借料・地代家賃	Rental Expenses · Land Rent	3,348	3.9	12,622	3.7	-9.9	2,980	3.6	-11.0	13,384	4.2	6.0
消耗品費・修繕費	Supplies · Repair and Maintenance	1,511	1.8	7,143	2.1	24.5	1,646	2.0	8.9	7,384	2.3	3.4
通信費	Communications	608	0.7	2,458	0.7	0.8	399	0.5	-34.2	2,524	0.8	2.7
保険料	Insurance Premium	1,028	1.2	4,181	1.2	-5.2	1,193	1.4	16.1	4,717	1.5	12.8
減価償却費	Depreciation	1,563	1.8	7,587	2.2	12.4	2,142	2.6	37.0	9,516	3.0	25.4
事業税	Enterprise Tax(Pro forma standard taxation)	238	0.3	899	0.3	2.6	201	0.2	-15.3	1,000	0.3	11.2
その他	Other	3,623	4.2	9,220	2.7	-22.7	2,119	2.6	-41.5	13,526	4.2	46.7
営業利益	Operating Income	27,310	31.9	87,548	25.5	-18.6	19,852	24.0	-27.3	58,583	18.2	-33.1
営業外収益	Non-operating Income	1,897	2.2	7,154	2.0	26.7	1,581	1.9	-16.7	6,423	2.0	-10.2
営業外費用	Non-operating Expenses	13	0.0	70	0.0	-89.8	23	0.0	68.2	6	0.0	-91.4
経常利益	Ordinary Income	29,194	34.0	94,632	27.5	-15.9	21,410	25.9	-26.7	65,000	20.2	-31.3
特別利益	Extraordinary Income	-	-	287	0.1	-67.8	0	0.0	-	-	-	-
特別損失	Extraordinary Losses	85	0.1	11,141	3.2	1,580.7	156	0.2	82.1	1,017	0.3	-90.9
税引前利益(a)	Income before Income Taxes(a)	29,108	33.9	83,778	24.4	-25.7	21,255	25.7	-27.0	63,982	19.8	-23.6
法人税・住民税等(b)	Income Taxes(b)	9,590	11.2	34,474	10.0	4.2	6,963	8.4	-27.4	28,974	9.0	-16.0
事業税(c)	Enterprise Taxes(c)	1,951	2.3	7,102	2.1	4.2	1,365	1.7	-30.0	5,909	1.8	-16.8
法人税等調整額(d)	Effect of a Tax Consequences(d)	420	0.5	-8,179	-2.4	-	236	0.3	-43.8	-8,986	-2.8	-
当期純利益	Net Income	17,145	20.0	50,381	14.7	-25.1	12,689	15.3	-26.0	38,085	11.8	-24.4
実質税率(b+c+d)/a (%)	Real Tax Rate (b+c+d)/a (%)	41.1	-	39.9	-	-	40.3	-	-	40.5	-	-

7. アイフル資金調達の状況 *(Review of Funding / AIFUL)*

(1) 形態別調達金額 *(Amount of Borrowings by Type of Lender)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/6	構成比(%)	06/3	構成比(%)	06/6	構成比(%)	平均借入期間(年)	2007/3(E)	構成比(%)
借入金	*Borrowings*	848,481	61.5	808,720	56.3	706,902	52.7	4.4	774,249	55.3
都市銀行等	*City Banks*	113,903	5.8	114,859	5.5	119,735	8.9	-	-	-
信託銀行	*Trust Banks*	278,311	20.2	299,675	20.8	252,485	18.8	-	-	-
地方銀行·第二地方銀行	*Regional Banks*	148,284	10.8	153,610	10.7	141,355	10.5	-	-	-
信用金庫	*Shinkin Banks*	21,800	1.6	25,200	1.8	20,700	1.5	-	-	-
生命保険会社	*Life Insurance*	128,147	9.3	139,954	9.7	124,237	9.3	-	-	-
損害保険会社	*Non-Life Insurance*	39,017	2.8	32,297	2.2	29,211	2.2	-	-	-
外国銀行	*Foreigner*	10,000	0.7	10,000	0.7	10,000	0.7	-	-	-
シンジケートローン	*Syndicated Loan*	90,429	6.6	22,245	1.5	-	-	-	-	-
邦銀	*Japanese Banks*	9,480	0.7	4,445	0.3	-	-	-	-	-
外銀	*Foreigner*	20,900	1.5	17,800	1.2	-	-	-	-	-
その他	*Other*	60,049	4.4	-	-	-	-	-	-	-
県信連	*Credit Association*	10,702	0.8	6,708	0.5	5,846	0.4	-	-	-
その他	*Other*	7,884	0.6	4,171	0.3	3,331	0.2	-	-	-
CP·社債等	*CP and Bonds*	530,325	38.5	628,841	43.7	635,646	47.3	5.9	625,356	44.7
CP	*CP*	-	-	-	-	-	-	-	-	-
普通社債	*SB*	464,890	33.7	500,500	34.8	453,000	33.7	-	-	-
流動化	*ABS, ABL*	65,435	4.7	128,341	8.9	182,646	13.6	-	-	-
合 計	*Total*	1,378,806	100.0	1,437,561	100.0	1,342,548	100.0	5.1	1,399,606	100.0

(2) 長期·短期別調達金額 *(Short and Long-term Borrowings)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/6	構成比(%)	06/3	構成比(%)	06/6	構成比(%)	残存期間(年)	2007/3(E)	構成比(%)
短期調達	*Short-term Borrowings*	30,875	2.2	53,000	3.7	28,000	2.1	0.2	53,000	3.8
短期借入	*Borrowings*	30,875	2.2	53,000	3.7	13,000	1.0	-	-	-
流動化	*ABL*	-	-	-	-	15,000	1.1	-	-	-
CP	*CP*	-	-	-	-	-	-	-	-	-
長期調達	*Long-term Borrowings*	1,347,931	97.8	1,384,561	96.3	1,314,548	97.9	3.4	1,346,606	96.2
固定金利借入	*Fixed Rate*	199,437	14.5	178,661	12.4	156,633	11.7	2.8	-	-
変動金利借入	*Floating Rate*	618,169	44.8	577,058	40.1	537,268	40.0	3.2	-	-
キャップ	*With Cap*	297,862	21.6	268,750	18.7	265,000	19.7	-	-	-
スワップ	*With Swap*	252,070	18.3	256,701	17.9	251,258	18.7	-	-	-
社債等(固定)	*SB Other (Fixed Bond)*	517,825	37.6	552,341	38.4	507,646	37.8	3.5	-	-
普通社債	*SB*	452,390	32.8	488,000	33.9	453,000	33.7	-	-	-
流動化	*ABS, ABL*	65,435	4.7	64,341	4.5	54,646	4.1	-	-	-
社債等(変動)	*SB Other (Floating Bond)*	12,500	0.9	76,499	5.3	112,999	8.4	4.6	-	-
普通社債	*SB*	12,500	0.9	12,500	0.9	-	-	-	-	-
スワップ	*With Swap*	-	-	-	-	-	-	-	-	-
流動化	*ABS, ABL*	-	-	63,999	4.5	112,999	8.4	-	-	-
キャップ	*With Cap*	-	-	13,999	1.0	12,999	1.0	-	-	-
固定金利借入比率	*Ratio of Fixed Rate Borrowings to Total Borrowings*	717,262	52.0	731,002	50.9	664,279	49.5	-	-	-
実質固定金利借入比率	*Ratio of Borrowings at Fixed Ratio*	1,267,195	91.9	1,270,453	88.4	1,193,537	88.9	-	-	-
合 計	*Total*	1,378,806	100.0	1,437,561	100.0	1,342,548	100.0	3.3	1,399,606	100.0

(3) 調達金利 *(Funding Rate)*

(%)

年/決算月 (Fiscal Year)		05/6	06/3	06/6	2007/3(E)
調達金利	*Funding Rate*	1.65	1.58	1.59	1.97
間接	*Indirect*	1.63	1.66	1.78	2.11
直接	*Direct*	1.67	1.49	1.37	1.79

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

【参考】

(%)

		05/6	06/3	06/6	2007/3(E)
長期プライムレート	*Long term prime rate*	1.45	2.10	2.45	2.70
5年スワップレート	*5Y SWAP rate*	0.47	1.54	1.60	
JGB(10年)	*10Y JGB*	1.14	1.76	1.92	

8. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(1) クレジットコストの状況／年間比較 (Credit Cost / YOY%)

(百万円/￥Million)

年/決算月 (Fiscal Year)		05/6 (3M)	1Q/(L)%	05/9 (6M)	2Q/(L)%	05/12 (9M)	3Q/(L)%	06/3 (12M)	/(L)%	06/6 (3M)	1Q/(L)%	2007/3(E) (12M)	/(L)%
営業債権合計 (L)	Total Receivable Outstanding (L)	1,526,359	-	1,547,297	-	1,555,950	-	1,577,246	-	1,536,208	-	1,505,858	-
期末営業貸付金	Loans outstanding	1,478,728	-	1,492,898	-	1,497,384	-	1,512,717	-	1,471,657	-	1,421,281	-
無担保	Unsecured	1,101,762	-	1,115,158	-	1,118,973	-	1,133,083	-	1,110,299	-	1,080,223	-
有担保	Home equity	342,919	-	342,265	-	341,531	-	341,152	-	324,647	-	303,072	-
事業者	Small business	34,046	-	35,474	-	36,879	-	38,480	-	36,710	-	37,984	-
保証事業	Guarantee	47,588	-	52,668	-	56,622	-	62,313	-	61,948	-	80,856	-
その他	Other	-	-	1,730	-	1,943	-	2,216	-	2,603	-	3,721	-
期初貸倒引当金	Allowance for bad debt (Beginning)	81,928	5.37	81,928	5.29	81,928	5.27	81,928	5.19	85,659	5.58	85,659	5.69
貸倒発生額合計 ①	Total Write-offs ①	22,165	1.45	45,264	2.93	70,712	4.54	93,422	5.92	24,542	1.60	103,464	6.87
前年同期比	YOY%	-3.0		0.5		3.3		2.4		10.7		10.7	
貸倒発生額 ②	Write-offs ②	21,761	1.47	44,511	2.98	69,579	4.65	91,890	6.07	24,014	1.63	101,366	7.13
前年同期比	YOY%	-4.0		-0.3		2.7		1.7		10.4		10.3	
無担保	Unsecured	19,609	1.78	39,542	3.55	61,388	5.49	80,606	7.11	21,339	1.92	88,610	8.20
有担保	Home equity	1,576	0.46	3,895	1.14	6,444	1.89	8,940	2.62	2,068	0.64	9,529	3.14
事業者	Small business	576	1.69	1,073	3.02	1,746	4.74	2,343	6.09	607	1.65	3,225	8.49
支払承諾見返等	Guarantee,etc	403	0.85	753	1.38	1,133	1.93	1,532	2.37	527	0.82	2,097	2.48
個別貸倒引当金繰入 ③ (個別引当) ※	Non-operating Allowance for bad debt ※ ③	1,728	0.12	3,436	0.23	5,105	0.34	6,366	0.42	1,828	0.12	7,518	0.53
無担保	Unsecured	525	0.05	1,197	0.11	2,438	0.22	2,537	0.22	1,181	0.11	2,607	0.24
有担保	Home equity	1,156	0.34	2,154	0.63	2,551	0.75	3,705	1.09	633	0.20	4,830	1.59
事業者	Small business	46	0.14	85	0.24	116	0.32	124	0.32	13	0.04	80	0.21
①+③	Total Write-offs ①+③	23,893	1.57	48,701	3.15	75,818	4.87	99,789	6.33	26,371	1.72	110,982	7.37
前年同期比	YOY%	-7.2		-2.2		2.1		2.7		10.4		11.2	
②+③	Write-offs ②+③	23,490	1.59	47,948	3.21	74,685	4.99	98,256	6.50	25,843	1.76	108,885	7.66
前年同期比	YOY%	-8.1		-3.0		1.5		2.1		10.0		9.1	
無担保	Unsecured	20,134	1.83	40,739	3.65	63,827	5.70	83,143	7.34	22,520	2.03	91,218	8.44
有担保	Home equity	2,733	0.80	6,050	1.77	8,995	2.63	12,645	3.71	2,701	0.83	14,360	4.74
事業者	Small business	622	1.83	1,158	3.26	1,863	5.05	2,467	6.41	621	1.69	3,306	8.70
保証債権等	Guarantee,etc	403	0.82	753	1.38	1,133	1.93	1,532	2.37	527	0.82	2,097	2.48
貸倒関連費用(営業費用)	Credit Cost	23,574	1.54	45,165	2.92	71,870	4.62	103,520	6.56	27,097	1.76	106,645	7.08
期末貸倒引当金	Allowance for bad debt (End)	81,609	5.35	78,392	5.07	79,554	5.11	85,659	5.43	86,385	5.62	81,402	5.41

※: 個別貸倒引当金＝破産更生債権(有担保)+民事再生債権

Non-operating allowance for bad debt=Non-operating allowance for bad debt = Loans with legal bankruptcy (home equity) + Loans with civil rehabilitation law.

8. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(2)不良債権の状況(金融庁「4分類」) *(NPL defined by FSA)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/6	/(L)%	05/9	/(L)%	05/12	/(L)%	06/3	/(L)%	06/6	/(L)%	2007/3(E)	/(L)%
期末営業貸付金 (L)	Loans outstanding (L)	1,478,728	-	1,492,898	-	1,497,384	-	1,512,717	-	1,471,657	-	1,421,281	-
無担保	Unsecured	1,101,762	-	1,115,158	-	1,118,973	-	1,133,083	-	1,110,299	-	1,080,223	-
有担保	Home equity	342,919	-	342,265	-	341,531	-	341,152	-	324,647	-	303,072	-
事業者	Small business	34,046	-	35,474	-	36,879	-	38,480	-	36,710	-	37,984	-
4分類開示債権合計 ①	NPL total ①	131,639	8.90	132,324	8.86	136,814	9.14	146,236	9.67	172,009	11.69	-	-
破綻先	Category 4	29,316	1.98	30,354	2.03	29,377	1.96	30,309	2.00	30,234	2.05	-	-
延滞債権	Category 3	49,377	3.34	48,921	3.28	54,595	3.65	63,877	4.22	87,853	5.97	-	-
3ヶ月以上延滞債権	Category 2	12,932	0.87	13,370	0.90	16,113	1.08	15,666	1.04	23,055	1.57	-	-
貸出条件緩和債権	Category 1	40,012	2.71	39,678	2.66	36,727	2.45	36,383	2.41	30,866	2.10	-	-
うち無担保ローン ②	Unsecured Loan ②	74,154	6.73	75,527	6.77	78,454	7.01	84,234	7.43	99,719	8.98	-	-
破綻先	Category 4	4,047	0.37	4,088	0.37	4,108	0.37	4,169	0.37	3,893	0.35	-	-
延滞債権	Category 3	20,775	1.89	21,983	1.97	26,599	2.38	32,548	2.87	49,314	4.44	-	-
3ヶ月以上延滞債権	Category 2	9,707	0.88	10,255	0.92	11,607	1.04	11,899	1.05	16,314	1.47	-	-
貸出条件緩和債権	Category 1	39,623	3.60	39,200	3.52	36,139	3.23	35,617	3.14	30,196	2.72	-	-
期末貸倒引当金 ③	Allowance for NPL ③	101,433	6.86	98,875	6.62	100,003	6.68	106,998	7.07	107,241	7.29	110,266	7.76
無税	Untaxable	100,097	6.77	97,467	6.53	98,539	6.58	105,530	6.98	105,869	7.19	107,623	7.57
有税	Taxable	1,335	0.09	1,407	0.10	1,463	0.10	1,467	0.10	1,371	0.09	2,643	0.19
流動 ④	Current assets ④	81,609	5.52	78,392	5.25	79,554	5.31	85,659	5.66	86,385	5.87	81,402	5.73
固定	Fixed assets	19,823	1.34	20,483	1.37	20,448	1.37	21,339	1.41	20,856	1.42	28,863	2.03
NPLカバー率(ALL) ③/①	Coverage ratio (All) ③/①	77.1	-	74.7	-	73.1	-	73.2	-	62.3	-	-	-
NPLカバー率(無担保) ④/②	Coverage ratio (Unsecured) ④/②	110.1	-	103.8	-	101.4	-	101.7	-	86.6	-	-	-

破綻先

未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権

その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権

営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

貸出条件緩和債権

上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に有利となる取決めを行なった貸付金

Claims in bankruptcy *(category 4)*:

Loans to borrowers declared bankruptcy, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Loans in Arrears *(category 3)*:

NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans in Arrears Longer than 3 months *(category 2)*:

NPL's past due for 3 months or more that do not fall into the above two categories.

Loans with adjusted terms *(category 1)*:

NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

8. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(3) 無担保ローン延滞遷移率(ストック) *(Details of Unsecured Loans)*

(単位:百万円/*¥Million*・%)

年/決算月 *(Fiscal Year)*		05/6 (3M)	増減率(yoy)	05/9 (6M)	増減率(yoy)	05/12 (9M)	増減率(yoy)	06/3 (12M)	増減率(yoy)	06/6 (3M)	増減率(yoy)
移管発生率 ※1	*Transfer(5M+Arrearage)Ratio ※1*	0.553	*-0.035*	0.568	*-0.043*	0.604	*0.005*	0.659	*0.093*	0.883	*0.330*
移管額	*Transfer(5M+Arrearage)*	17,993	-4.2	36,984	-5.1	59,224	3.3	43,392	19.6	28,642	59.2

※1:移管発生比率＝移管発生金額/営業店残高　Transfer Ratio = Transfer(5M+Arrearage) / Unsecured Loans Outstanding (Branch's)

注) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

(4) 貸倒償却要因別状況/残高(無担保ローン) *(Reason for Write-off, Unsecured)*

(単位:百万円/*¥Million*)

年/決算月 *(Fiscal Year)*		05/6 (3M)	償却単価 ※2 *(per account)*	05/9 (6M)	償却単価 ※2 *(per account)*	05/12 (9M)	償却単価 ※2 *(per account)*	06/3 (12M)	償却単価 ※2 *(per account)*	06/6 (3M)	償却単価 ※2 *(per account)*
償却理由(合計)	*Reason for Write-off (Total)*	19,609	443	39,553	451	61,388	455	80,606	455	21,339	457
増減率	*YOY%*	-5.4		-2.2		0.6		-0.7		8.8	
破産	*Bankruptcy*	6,250	538	13,281	535	19,673	537	25,681	536	5,566	555
増減率/占有率	*YOY/Share%*	-15.0	31.9%	-13.4	33.6%	-11.6	32.0%	-11.3	31.9%	-10.9	26.1%
債権放棄 ※3	*Waiver of principal due to a settlement*	4,475	-	10,148	-	18,575	-	24,532	-	6,048	-
増減率/占有率	*with lawyer ※3 YOY/Share%*	2.8	22.8%	20.0	25.7%	30.8	30.3%	20.4	30.4%	35.2	28.3%
連絡不能等	*Loss of contact, etc.*	3,809	365	6,917	369	9,431	373	12,109	378	2,807	376
増減率/占有率	*YOY/Share%*	-19.4	19.4%	-18.6	17.5%	-23.6	15.4%	-20.5	15.0%	-26.3	13.2%
介入後未決	*Unsettled intervention*	2,377	513	4,263	528	5,847	534	7,415	534	2,681	550
増減率/占有率	*YOY/Share%*	26.4	12.1%	25.5	10.8%	22.8	9.5%	14.5	9.2%	12.8	12.6%
不履行	*No intention to repay*	2,696	361	4,941	367	7,861	369	10,868	369	4,235	383
増減率/占有率	*YOY/Share%*	11.3	13.8%	3.8	12.5%	5.1	12.8%	7.0	13.5%	57.1	19.8%

※2:償却単価＝償却金額/償却件数(単位:千円)　Write-offs per account=Write-offs/Accounts of Write-offs *(¥Thousand)*

※3:債権放棄1口座あたり単価(05/6 357千円、05/9 379千円、05/12 427千円、06/3 399千円、06/06 435千円)。 Waiver of principal due to a settlement (per account):05/6 357, 05/9 379, 05/12 427, 06/3 399, 06/06 435 *(¥Thousand)*

9. ライフ営業指標 *(Review of Operation / LIFE)*

営業債権ベース*(Managed Asset Basis)*

(1)営業実績 *(Operating Results)*

会計残高 *(On-Balance)* / *(Off-Balance)*

年/決算月	*(Fiscal Year)*	05/6	増減率(yoy%)	06/3	増減率(yoy%)	06/6 ①	増減率(yoy%)	2007/3 *(E)*	増減率(yoy%)	会計残高 *(On-Balance)* 06/6 ②	増減率(yoy%)	*(Off-Balance)* 06/6 ①−②
残高 (百万円)	Balance (¥Million)	771,989	6.5	779,560	3.7	779,811	1.0	807,663	3.6	601,683	1.2	178,128
割賦売掛金	Installment Receivable	301,173	9.7	293,333	2.6	293,554	−2.5	293,687	0.1	215,193	−3.9	78,361
総合斡旋	Credit Card Shopping	93,368	13.8	101,134	27.0	113,752	21.8	118,096	16.8	86,896	19.2	26,856
個品斡旋	Installment Sales Finance	207,802	7.9	192,198	−6.8	179,801	−13.5	175,590	−8.6	128,296	−15.1	51,505
特定	Service	135,304	17.5	121,370	−10.0	112,637	−16.8	103,706	−14.6	−	−	−
一般	Goods	63,711	−4.9	62,512	0.4	58,950	−7.5	64,058	2.5	−	−	−
代位弁済	Collateral	8,786	−4.9	8,315	−8.8	8,212	−6.5	7,826	−5.9	8,212	−6.5	−
営業貸付金	Loans (Cash Advance)	374,275	8.2	394,776	7.4	396,472	5.9	426,192	8.0	296,704	8.3	99,768
カードキャッシング	with Credit Card	211,843	3.4	220,803	5.5	223,892	5.7	242,360	9.8	169,185	18.9	54,707
キャッシュプラザ	with Loan Card (Life Play Card)	161,921	15.2	173,257	9.9	171,745	6.1	182,427	5.3	126,685	−3.5	45,060
その他	Other	510	−23.4	715	35.4	834	63.5	1,404	96.4	834	63.5	−
支払承諾見返	Guarantee	96,541	−7.3	91,450	−6.9	89,785	−7.0	87,783	−4.0	89,785	−7.0	−
パートナー	Partner Loan (Automobile)	1,057	−47.7	814	−31.8	750	−29.0	574	−29.5	750	−29.0	−
銀行保証	Bank Loan	64,439	−4.2	62,456	−4.4	61,699	−4.3	62,166	−0.5	61,699	−4.3	−
住宅	Home Loan	31,044	−10.9	28,178	−11.2	27,334	−12.0	25,042	−11.1	27,334	−12.0	−
クレジットカード	Credit Card											
有効カード会員数 (千人)	Number of Card Holders (Thousand)	12,170	*978*	13,096	*1,180*	13,381	*1,211*	14,825	*1,729*			
プロパー	Proper	1,722	*79*	1,820	*110*	1,875	*153*	1,963	*143*			
提携	Affinity	10,448	*899*	11,276	*1,071*	11,506	*1,058*	12,861	*1,585*			
新規発行数 (千枚)	Number of New Issue (Thousand)	553	*78*	2,310	*224*	613	*60*	2,951	*641*			
プロパー	Proper	51	*6*	233	*26*	63	*12*	297	*64*			
提携	Affinity	502	*73*	2,077	*199*	550	*48*	2,653	*576*			
単価(残高÷残有会員数) (千円)	Balance per Account (¥Thousand)											
総合斡旋	Shopping	62	−3.1	63	8.6	65	4.8	64	1.6			
キャッシング	Cashing	269	−0.7	271	0.4	271	0.7	271	0.0			
買上実績 (百万円)	Purchase Results (¥Million)											
個品斡旋	Installment Sales Finance	29,946	−7.9	107,974	−20.4	14,814	−50.5	89,900	−16.7			
カード事業	Credit Card	163,256	15.8	706,274	18.2	188,085	15.2	838,162	18.7			
総合斡旋	Shopping	104,846	23.5	470,896	26.2	127,846	21.9	579,684	23.1			
キャッシング	Cashing	58,409	4.0	235,378	5.0	60,239	3.1	258,478	9.8			

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2)チャネル展開 *(Marketing Channel)*

年/決算月	*(Fiscal Year)*	05/6	増減数(yoy)	06/3	増減数(yoy)	06/6	増減数(yoy)	2007/3 *(E)*	増減数(yoy)
事業店舗数 (店)	Business Branches	281	*5*	288	*8*	288	*7*	292	*4*
営業店舗	Branches	69	*0*	69	*0*	69	*0*	69	*0*
ライフカード店	Life card (new concept branches)	7	*6*	9	*2*	9	*2*	29	*20*
キャッシュプラザ	Cash Plaza	205	*−1*	210	*6*	210	*5*	194	*−16*
有人	Staffed	114	*−4*	110	*−4*	110	*−4*	94	*−16*
無人	Unstaffed	91	*3*	100	*10*	100	*9*	100	*0*
加盟店数 (社)	Member Merchant	96,001	*4,045*	98,383	*3,102*	98,777	*2,776*	101,586	*3,203*
正社員数(a) (人)	N. of Employees (regularly payroll) (a)	1,901	*34*	1,862	*76*	1,989	*88*	1,894	*32*
非正社員数(b) (人)	N. of Employees (temp.) (b)	1,782	*103*	1,846	*107*	1,835	*53*	1,885	*39*
合計(a)+(b) (人)	Total (a)+(b)	3,683	*137*	3,708	*183*	3,824	*141*	3,779	*71*
非正社員比率(b)/(a+b) (人)	Ratio of N. of Employees (b)/(a+b)	48.4	*1.0*	49.8	*0.5*	48.0	*−0.4*	49.9	*0.1*

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

10. ライフ損益の内訳　*(Revenue and Expenses / LIFE)*

営業債権ベース*(Managed Asset Basis)*

(百万円/¥ Million)

年/決算月	(Fiscal Year)	05/6	営業収益比 (%)	06/3	営業収益比 (%)	増減率 (yoy%)	06/6	営業収益比 (%)	増減率 (yoy%)	2007/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	32,826	100.0	133,936	100.0	8.1	34,033	100.0	3.7	140,901	100.0	5.2
割賦売掛金収益	Installment Receivable	7,178	21.9	29,493	22.0	9.8	7,298	21.4	1.7	28,827	20.5	-2.3
総合斡旋	Credit Card Shopping	2,514	7.7	11,533	8.6	23.8	3,302	9.7	31.3	13,683	9.7	18.6
個品斡旋	Installment Sales Finance	4,655	14.2	17,933	13.4	2.5	3,992	11.7	-14.2	15,126	10.7	-15.7
その他	Other	8	0.0	27	0.0	-50.9	3	0.0	-62.5	16	0.0	-40.7
営業貸付収益	Loans (Cash Advance)	22,186	67.6	91,305	68.2	7.5	23,553	69.2	6.2	98,549	69.9	7.9
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	12,323	37.5	50,508	37.7	4.0	13,021	38.3	5.7	54,312	38.5	7.5
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	9,853	30.0	40,753	30.4	12.2	10,507	30.9	6.6	44,109	31.3	8.2
その他融資	Other	8	0.0	43	0.0	-10.4	24	0.1	200.0	128	0.1	197.7
支払承諾見返	Guarantee	1,060	3.2	4,241	3.2	4.9	1,051	3.1	-0.8	4,314	3.1	1.7
その他の金融収益	Other Financial Revenue	15	0.0	52	0.0	4.0	19	0.1	26.7	51	0.0	-1.9
その他の営業収益	Other Operating Revenue	2,386	7.3	8,842	6.6	10.6	2,111	6.2	-11.5	9,158	6.5	3.6
償却債権回収額	Bad Debt Recovery	898	2.7	3,531	2.6	11.2	527	1.5	-41.3	3,682	2.6	4.3
その他の業務収入	Other	1,488	4.5	5,310	4.0	10.2	1,583	4.7	6.4	5,476	3.9	3.1
営業費用	Operating Expenses	27,694	84.4	109,041	81.4	1.5	29,498	86.7	6.5	113,390	80.5	4.0
金融費用	Financial Expenses	2,181	6.6	8,621	6.4	-2.1	2,336	6.9	7.1	11,760	8.3	36.4
貸倒関連費用	Credit Cost	10,513	32.0	39,070	29.2	-1.8	11,535	33.9	9.7	34,394	24.4	-12.0
その他の営業費用	Other Operating Expenses(SG&A)	14,999	45.7	61,349	45.8	4.3	15,626	45.9	4.2	67,235	47.7	9.6
広告宣伝費	Advertising Expenses	2,045	6.2	6,478	4.8	18.6	1,895	5.6	-7.3	6,510	4.6	0.5
人件費	Salaries	4,152	12.6	16,495	12.3	8.1	4,160	12.2	0.2	17,178	12.2	4.1
その他	Other	8,801	26.8	38,375	28.7	0.7	9,569	28.1	8.7	43,547	30.9	13.5
販売費	Sales Cost	4,200	12.8	17,826	13.3	1.2	4,407	12.9	4.9	21,367	15.2	19.9
ｼｽﾃﾑ費	System Cost	1,998	6.1	9,285	6.9	-13.2	2,135	6.3	6.9	9,565	6.8	3.0
施設費	Rent Cost	949	2.9	3,749	2.8	7.1	990	2.9	4.3	4,481	3.2	19.5
管理費	Admin Cost	1,652	5.0	7,513	5.6	19.7	2,035	6.0	23.2	8,132	5.8	8.2
営業利益	Operating Income	5,131	15.6	24,895	18.6	51.1	4,534	13.3	-11.6	27,511	19.5	10.5
営業外利益	Non-operating Income	20	0.1	156	0.1	66.0	22	0.1	10.0	7	0.0	-95.5
営業外費用	Non-operating Expenses	5	0.0	18	0.0	-64.0	12	0.0	140.0	19	0.0	5.6
経常利益	Ordinary Income	5,146	15.7	25,032	18.7	51.5	4,544	13.4	-11.7	27,500	19.5	9.9
特別利益	Extraordinary Income	138	0.4	159	0.1	-26.7	362	1.1	162.3	0	0.0	-100.0
特別損失	Extraordinary Losses	13	0.0	1,251	0.9	41.4	0	0.0	-95.6	70	0.0	-94.4
税引前利益(a)	Income before Income Taxes(a)	5,271	16.1	23,940	17.9	51.0	4,906	14.4	-6.9	27,430	19.5	14.6
法人税･住民税及び事業税(b)	Income Taxes(b)	55	0.2	172	0.1	-23.6	43	0.1	-21.8	9,376	6.7	5,351.5
法人税等調整額(c)	Effect of a Tax Consequences(c)	2,154	6.6	9,739	7.3	-	2,235	6.6	3.8	2,000	1.4	-
当期純利益	Net Income	3,061	9.3	14,028	10.5	31.4	2,627	7.7	-14.2	16,053	11.4	14.4
実質税率(b+c)/a (%)	Real Tax Rate (b+c)/a (%)	41.9	-	41.4	-	-	46.4	-	-	41.5	-	-

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

10. ライフ損益の内訳　*(Revenue and Expenses / LIFE)*

会計ベース*(On-Balance)*

(百万円/ ¥ *Million*)

年/決算月	*(Fiscal Year)*	05/6	営業収益比 (%)	06/3	営業収益比 (%)	増減率 (yoy%)	06/6	営業収益比 (%)	増減率 (yoy%)	2007/3 *(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	32,385	100.0	132,251	100.0	8.4	33,435	100.0	3.2	137,931	100.0	4.3
割賦売掛金収益	*Installment Receivable*	6,903	21.3	28,914	21.9	10.1	7,213	21.6	4.5	28,117	20.4	-2.8
総合斡旋	*Credit Card Shopping*	2,338	7.2	11,275	8.5	24.0	3,256	9.7	39.3	13,443	9.7	19.2
個品斡旋	*Installment Sales Finance*	4,556	14.1	17,611	13.3	2.9	3,953	11.8	-13.2	14,657	10.6	-16.8
その他	*Other*	8	0.0	27	0.0	-50.9	3	0.0	-62.5	16	0.0	-40.7
営業貸付収益	*Loans (Cash Advance)*	22,020	68.0	90,200	68.2	7.9	23,040	68.9	4.6	96,289	69.8	6.8
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	*with Credit Card*	12,251	37.8	49,725	37.6	4.0	12,841	38.4	4.8	53,146	38.5	6.9
ｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	9,759	30.1	40,431	30.6	13.1	10,174	30.4	4.3	43,015	31.2	6.4
その他融資	*Other*	8	0.0	43	0.0	-10.4	24	0.1	200.0	128	0.1	197.7
支払承諾見返	*Guarantee*	1,060	3.3	4,241	3.2	4.9	1,051	3.1	-0.8	4,314	3.1	1.7
その他の金融収益	*Other Financial Revenue*	15	0.0	52	0.0	4.0	19	0.1	26.7	51	0.0	-1.9
その他の営業収益	*Other Operating Revenue*	2,386	7.4	8,842	6.7	10.6	2,111	6.3	-11.5	9,158	6.6	3.6
償却債権回収額	*Bad Debt Recovery*	898	2.8	3,531	2.7	11.2	527	1.6	-41.3	3,682	2.7	4.3
その他の業務収入	*Other*	1,488	4.6	5,310	4.0	10.2	1,583	4.7	6.4	5,476	4.0	3.1
営業費用	*Operating Expenses*	27,254	84.2	107,356	81.2	1.8	28,900	86.4	6.0	110,420	80.1	2.9
金融費用	*Financial Expenses*	1,741	5.4	6,936	5.2	0.6	1,738	5.2	-0.2	8,789	6.4	26.7
貸倒関連費用	*Credit Cost*	10,513	32.5	39,070	29.5	-1.8	11,535	34.5	9.7	34,394	24.9	-12.0
その他の営業費用	*Other Operating Expenses(SG&A)*	14,999	46.3	61,349	46.4	4.3	15,626	46.7	4.2	67,235	48.7	9.6
広告宣伝費	*Advertising Expenses*	2,045	6.3	6,478	4.9	18.6	1,895	5.7	-7.3	6,510	4.7	0.5
人件費	*Salaries*	4,152	12.8	16,495	12.5	8.1	4,160	12.4	0.2	17,178	12.5	4.1
その他	*Other*	8,801	27.2	38,375	29.0	0.7	9,569	28.6	8.7	43,547	31.6	13.5
販売費	*Sales Cost*	4,200	13.0	17,826	13.5	1.2	4,407	13.2	4.9	21,367	15.5	19.9
ｼｽﾃﾑ費	*System Cost*	1,998	6.2	9,285	7.0	-13.2	2,135	6.4	6.9	9,565	6.9	3.0
施設費	*Rent Cost*	949	2.9	3,749	2.8	7.1	990	3.0	4.3	4,481	3.2	19.5
管理費	*Admin Cost*	1,652	5.1	7,513	5.7	19.7	2,035	6.1	23.2	8,132	5.9	8.2
営業利益	*Operating Income*	5,131	15.8	24,895	18.8	51.1	4,534	13.6	-11.6	27,511	19.9	10.5
営業外利益	*Non-operating Income*	20	0.1	156	0.1	66.0	22	0.1	10.0	7	0.0	-95.5
営業外費用	*Non-operating Expenses*	5	0.0	18	0.0	-64.0	12	0.0	140.0	19	0.0	5.6
経常利益	*Ordinary Income*	5,146	15.9	25,032	18.9	51.5	4,544	13.6	-11.7	27,500	19.9	9.9
特別利益	*Extraordinary Income*	138	0.4	159	0.1	-26.7	362	1.1	162.3	0	0.0	-100.0
特別損失	*Extraordinary Losses*	13	0.0	1,251	0.9	41.4	0	0.0	-95.6	70	0.1	-94.4
税引前利益(a)	*Income before Income Taxes(a)*	5,271	16.3	23,940	18.1	51.0	4,906	14.7	-6.9	27,430	19.9	14.6
法人税·住民税及び事業税(b)	*Income Taxes(b)*	55	0.2	172	0.1	-23.6	43	0.1	-21.8	9,376	6.8	5,351.5
法人税等調整額(c)	*Effect of a Tax Consequences(c)*	2,154	6.7	9,739	7.4	-	2,235	6.7	3.8	2,000	1.5	-
当期純利益	*Net Income*	3,061	9.5	14,028	10.6	31.4	2,627	7.9	-14.2	16,053	11.6	14.4
実質税率(b+c)/a (%)	*Real Tax Rate (b+c)/a (%)*	41.9	-	41.4	-	-	46.4	-	-	41.5	-	-

11. ライフ資金調達の状況 *(Review of Funding / LIFE)*

営業債権ベース *(Managed Asset Basis)* / 会計ベース *(On-Balance)*

(1) 形態別調達金額 *(Amount of Borrowings by Type of Lender)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/6	構成比(%)	06/3	構成比(%)	06/6	構成比(%)	2007/3(E)	構成比(%)	会計ベース (On-Balance) 06/6	構成比(%)
借入金	Borrowings	327,487	59.5	320,524	58.8	324,803	58.1	336,119	56.3	324,803	89.0
都市銀行等	City Banks	37,008	6.7	34,818	6.4	38,009	6.8	-	-	38,009	10.4
信託銀行	Trust Banks	43,968	8.0	56,495	10.4	59,384	10.6	-	-	59,384	16.3
地方銀行·第二地方銀行	Regional Banks	45,427	8.3	48,510	8.9	53,122	9.5	-	-	53,122	14.6
系統金融機関	Cooperative Financial Ins.	36,837	6.7	43,375	8.0	47,387	8.5	-	-	47,387	13.0
生命保険会社	Life Insurance	5,222	0.9	2,899	0.5	2,174	0.4	-	-	2,174	0.6
損害保険会社	Non-Life Insurance	2,579	0.5	2,090	0.4	1,777	0.3	-	-	1,777	0.5
その他	Other	54,796	10.0	57,637	10.6	58,250	10.4	-	-	58,250	16.0
シンジケートローン	Syndicated Loan	11,650	2.1	4,700	0.9	4,700	0.8	-	-	4,700	1.3
アイフル	AIFUL	90,000	16.4	70,000	12.9	60,000	10.7	-	-	60,000	16.4
CP·社債等	CP and Bonds	222,947	40.5	224,154	41.2	234,535	41.9	260,782	43.7	40,000	11.0
流動化	ABS	189,447	34.4	189,154	34.7	194,535	34.8	-	-	-	-
CP	CP	23,500	4.3	25,000	4.6	30,000	5.4	-	-	30,000	8.2
普通社債	SB	10,000	1.8	10,000	1.8	10,000	1.8	-	-	10,000	2.7
合計	Total	550,434	100.0	544,678	100.0	559,339	100.0	596,901	100.0	364,803	100.0

(2) 長期·短期別調達金額 *(Short and Long-term Borrowings)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/6	構成比(%)	06/3	構成比(%)	06/6	構成比(%)	2007/3(E)	構成比(%)	会計ベース (On-Balance) 06/6	構成比(%)
短期調達	Short-term Borrowings	83,650	15.2	84,900	15.6	93,430	16.7	112,500	18.8	93,430	25.6
短期借入	Borrowings	60,150	10.9	59,900	11.0	63,430	11.3	-	-	63,430	17.4
CP	CP	23,500	4.3	25,000	4.6	30,000	5.4	-	-	30,000	8.2
長期調達	Long-term Borrowings	466,784	84.8	459,778	84.4	465,909	83.3	484,401	81.2	271,373	74.4
固定金利借入	Fixed Rate	51,541	9.4	57,979	10.6	61,652	11.0	-	-	61,652	16.9
変動金利借入	Floating Rate	215,796	39.2	202,645	37.2	199,721	35.7	-	-	199,721	54.7
社債等(固定)	ABS (Fixed Bond)	93,427	17.0	161,782	29.7	151,670	27.1	-	-	10,000	2.7
普通社債	SB	10,000	1.8	10,000	1.8	10,000	1.8	-	-	10,000	2.7
流動化	ABS	83,427	15.2	151,782	27.9	141,670	25.3	-	-	-	-
社債等(変動)	ABS (Floating Bond)	106,019	19.3	37,372	6.9	52,865	9.5	-	-	-	-
流動化	ABS	106,019	19.3	37,372	6.9	52,865	9.5	-	-	-	-
キャップ	With Cap	76,019	13.8	37,372	6.9	32,865	5.9	-	-	-	-
合計	Total	550,434	100.0	544,678	100.0	559,339	100.0	596,901	100.0	364,803	100.0

(3) 調達金利 *(Funding Rate)*

(%)

年/決算月 (Fiscal Year)		05/6	06/3	06/6	2007/3(E)
調達金利	Funding Rate	1.30	1.40	1.44	1.92
間接	Indirect	1.67	1.78	1.86	2.31
直接	Direct	0.76	0.87	0.85	1.41

※調達金利＝末約定ベース平均表面金利　※Funding Rate= Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	1.45	2.10	2.45	2.70

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

12. ライフ貸倒&不良債権 (Credit Cost & NPL's / LIFE)

(1)営業債権ベース／年間比較 (Write-off / Balance / YOY%)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/6			06/3			06/6			2007/3(E)		
		償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
合計	Total	9,845	771,989	1.28	37,266	779,560	4.78	10,497	779,811	1.35	37,133	807,663	4.60
増減率	yoy%	-1.2			1.7			6.6			-0.4		
カード	Card	4,111	305,211	1.35	14,615	321,938	4.54	4,390	337,644	1.30	14,820	360,456	4.11
増減率	yoy%	-0.4			-4.2			6.8			1.4		
総合斡旋	Shopping	552	93,368	0.59	1,978	101,134	1.96	583	113,752	0.51	2,093	118,096	1.77
キャッシング	Cashing	3,559	211,843	1.68	12,636	220,803	5.72	3,806	223,892	1.70	12,726	242,360	5.25
個品斡旋	Installment Sales Finance	1,535	199,015	0.77	5,363	183,883	2.92	1,492	171,588	0.87	6,549	167,764	3.90
増減率	yoy%	4.3			7.4			-2.8			22.1		
ライフキャッシュプラザ	Loan Card (Life Play Card)	3,311	161,921	2.04	12,182	173,257	7.03	3,763	171,745	2.19	12,584	182,427	6.90
増減率	yoy%	10.9			6.4			13.7			3.3		
支払承諾見返	Guarantee	531	69,400	0.77	1,900	67,092	2.83	462	66,300	0.70	1,795	66,583	2.70
増減率	yoy%	-15.7			-3.4			-13.0			-5.5		
住宅	Home Loan	113	36,103	0.31	675	32,762	2.06	196	31,786	0.62	519	29,072	1.79
増減率	yoy%	-84.7			-46.7			73.5			-23.1		
その他	Other	242	336	-	2,528	626	-	192	746	-	863	1,359	-
増減率	yoy%	3,160.7			46.3			-20.7			-65.9		
カード事故	Fraudulent Use of Credit Card	90	-	-	368	-	-	73	-	-	400	-	-
加盟店未精算金	Loss from Member Merchant Fraudulent	147	-	-	2,148	-	-	117	-	-	455	-	-
その他	Other	3	-	-	11	-	-	1	-	-	8	-	-

(2)買上金額ベース／年間比較 (Write-off / Transaction Volume / YOY%)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/6			06/3			06/6			2007/3(E)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)
総合斡旋	Shopping	552	104,847	0.53	1,978	470,896	0.42	583	127,846	0.46	2,093	579,684	0.36

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

13. ライフ利回り *(Average Yield / LIFE)*

(5)営業債権ベース*(Managed Asset Basis)*

年/決算月 *(Fiscal Year)*		05/6	増減数(yoy)	06/3	増減数(yoy)	06/6	増減数(yoy)	2007/3 *(E)*	増減数(yoy)
合計	*Total*	17.2	*1.2*	17.3	*0.4*	17.4	*0.2*	17.8	*0.4*
割賦売掛金収益	*Installment Receivable*	9.8	*-0.3*	9.8	*0.0*	9.7	*-0.1*	10.1	*0.2*
総合斡旋	*Credit Card Shopping*	11.9	*0.4*	12.0	*0.2*	11.6	*-0.3*	12.7	*0.7*
個品斡旋	*Installment Sales Finance*	9.4	*-0.2*	9.2	*-0.3*	9.1	*-0.3*	8.9	*-0.3*
営業貸付収益	*Loans (Cash Advance)*	24.0	*-0.2*	24.0	*0.0*	23.9	*-0.1*	23.9	*-0.1*
カードキャッシング	*with Credit Card*	23.4	*-0.2*	23.4	*0.0*	23.4	*0.0*	23.5	*0.0*
キャッシュプラザ	*with Loan Card (Life Play Card)*	24.8	*-0.3*	24.7	*-0.2*	24.6	*-0.3*	24.5	*-0.2*
支払承諾見返	*Guarantee*	4.3	*0.5*	4.5	*0.5*	4.6	*0.3*	4.8	*0.4*

14. ライフ銀行保証事業 *(Bank Loan Guarantee/LIFE)*

(1)ライフ*(LIFE)*

年/決算月 *(Fiscal Year)*				05/6	増減率(yoy%)	06/3	増減率(yoy%)	06/6	増減率(yoy%)	2007/3 *(E)*	増減率(yoy%)
保証残高	(百万円)	*Loans*	*(¥ Million)*	64,439	-4.2	62,456	-4.4	61,699	-4.3	62,166	-0.5
新型商品	(百万円)	*High Yield Product*	*(¥ Million)*	24,564	17.3	26,765	11.3	27,073	10.2	30,987	15.8
提携先機関	(行)	*Tie-up Banks*	*(Number)*	103	*33*	114	*11*	115	*12*	124	*10*
旧型商品	(百万円)	*Low Yield Product*	*(¥ Million)*	39,874	-13.9	35,691	-13.5	34,626	-13.2	31,179	-12.6
提携先機関	(行)	*Tie-up Banks*	*(Number)*	31	*-6*	28	*-7*	28	*-3*	25	*-3*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

15. 事業者ローン2社の営業指標　*(Review of Operation / Small Business Loan Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)ビジネクスト*(Businext / JV with Sumitomo Trust & Banking started April 2001)*

年/決算月 *(Fiscal Year)*				05/6	増減率(yoy%)	06/3	増減率(yoy%)	06/6	増減率(yoy%)	2007/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	52,521	64.1	73,110	53.5	76,643	45.9	97,848	33.8
口座数	(千件)	*Customer Accounts*	*(Thousand)*	34	38.7	42	28.9	43	24.5	48	14.3
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	1,512	18.3	1,732	19.1	1,772	17.2	1,998	15.4
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	3	9.4	15	10.1	2	-23.7	14	-6.7
営業店舗数	(店)	*Loan Business Branches*		7	*5*	7	*3*	9	*2*	16	*9*
有人店舗		*Staffed*		7	*5*	7	*3*	9	*2*	16	*9*
無人店舗		*Unstaffed*		-	-	-	-	-	-	-	-
社員数	(人)	*Number of Employees*		80	*26*	82	*17*	91	*11*	126	*44*

注）斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)シティズ*(City's / Acquisition : Oct 2002)*

年/決算月 *(Fiscal Year)*				05/6	増減率(yoy%)	06/3	増減率(yoy%)	06/6	増減率(yoy%)	2007/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	51,613	58.5	67,857	48.6	68,154	32.0	70,778	4.3
口座数	(千件)	*Customer Accounts*	*(Thousand)*	23	48.0	31	50.0	32	38.2	35	12.9
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	2,185	7.1	2,143	-0.9	2,088	-4.4	1,994	-7.0
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	3	132.3	15	66.6	2	-33.0	12	-20.0
営業店舗数	(店)	*Loan Business Branches*		57	*15*	63	*13*	63	*6*	63	*0*
有人店舗		*Staffed*		57	*15*	63	*13*	63	*6*	63	*0*
無人店舗		*Unstaffed*		-	-	-	-	-	-	-	-
社員数	(人)	*Number of Employees*		810	*257*	818	*56*	817	*7*	783	*-35*

注）斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

16. 消費者金融グループ会社の営業指標　*(Review of Operation / Consumer Finance Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)トライト *(Tryto / Merged : April 2004)*

年/決算月 *(Fiscal Year)*				05/6	増減率(yoy%)	06/3	増減率(yoy%)	06/6	増減率(yoy%)	2007/3(E)	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	59,993	7.8	66,544	14.5	65,070	8.5	65,184	-2.0
口座数	(千件)	*Customer Accounts*	*(Thousand)*	167	-0.5	177	7.0	174	3.9	170	-4.0
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	357	8.3	374	7.0	373	4.4	382	2.1
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	10	37.6	44	27.5	7	-29.2	27	-38.6
営業店舗数	(店)	*Loan Business Branches*		101	*1*	110	*10*	110	*9*	110	*0*
有人店舗		*Staffed*		49	*1*	50	*2*	49	*0*	49	*-1*
無人店舗		*Unstaffed*		52	*0*	60	*8*	61	*9*	61	*1*
社員数	(人)	*Number of Employees*		288	*23*	295	*43*	301	*13*	307	*12*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)ワイド *(Wide / Acquisition : June 2004)*

年/決算月 *(Fiscal Year)*				05/6	増減率(yoy%)	06/3	増減率(yoy%)	06/6	増減率(yoy%)	2007/3(E)	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	97,909	-	99,890	4.8	96,817	-1.1	85,757	-14.1
口座数	(千件)	*Customer Accounts*	*(Thousand)*	213	-	226	10.8	222	4.4	206	-8.8
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	459	-	440	-5.4	435	-5.3	415	-5.7
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	18	-	66	25.8	9	-46.3	32	-51.5
営業店舗数	(店)	*Loan Business Branches*		293	-	295	*2*	295	*2*	295	*0*
有人店舗		*Staffed*		33	-	34	*1*	34	*1*	34	*0*
無人店舗		*Unstaffed*		260	-	261	*1*	261	*1*	261	*0*
社員数	(人)	*Number of Employees*		383	-	355	*-3*	343	*-40*	390	*35*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

17. グループ経営一覧表 (*Group Management*)

（百万円/¥ *Million*）

		05/6		06/3			06/6			2007/3(E)		
			構成比 %		構成比 %	増減率 yoy%	a	構成比 %	増減率 yoy%		構成比 %	増減率 yoy%
営業債権残高合計	*Total Receivable Outstanding*	2,569,561	100.0	2,681,746	100.0	6.3	2,640,239	100.0	2.8	2,652,836	100.0	−1.1
アイフル	*Aiful*	1,526,359	59.4	1,577,246	58.8	4.1	1,536,208	58.2	0.6	1,505,858	56.8	−4.5
ライフ	*Life*	771,989	30.0	779,560	29.1	3.7	779,811	29.5	1.0	807,663	30.4	3.6
ビジネクスト	*Businext*	52,521	2.0	73,110	2.7	53.5	76,643	2.9	45.9	97,848	3.7	33.8
シティズ	*City's*	51,613	2.0	67,857	2.5	48.6	68,154	2.6	32.0	70,778	2.7	4.3
ワイド	*Wide*	97,909	3.8	99,890	3.7	4.8	96,817	3.7	−1.1	85,757	3.2	−14.1
トライト	*Tryto*	60,029	2.3	66,559	2.5	14.4	65,079	2.5	8.4	65,187	2.5	−2.1
営業収益	*Total Operating Revenue*	134,675	100.0	549,547	100.0	6.0	135,697	100.0	0.8	537,925	100.0	−2.1
アイフル	*Aiful*	85,741	63.7	343,515	62.5	0.9	82,745	61.0	−3.5	322,368	59.9	−6.2
ライフ	*Life*	32,385	24.0	132,251	24.1	8.4	33,435	24.6	3.2	137,931	25.6	4.3
ビジネクスト	*Businext*	1,807	1.3	8,635	1.6	58.6	2,681	2.0	48.3	12,114	2.3	40.3
シティズ	*City's*	3,028	2.2	13,998	2.5	46.1	3,846	2.8	27.0	14,864	2.8	6.2
ワイド	*Wide*	6,205	4.6	25,276	4.6	8.4	6,200	4.6	−0.1	23,971	4.5	−5.2
トライト	*Tryto*	3,909	2.9	16,238	3.0	11.7	4,181	3.1	7.0	16,634	3.1	2.4
経常利益	*Total Ordinary Income*	36,018	100.0	126,964	100.0	−6.2	25,938	100.0	−28.0	96,000	100.0	−24.4
アイフル	*Aiful*	29,194	81.1	94,632	74.5	−15.9	21,410	82.5	−26.7	65,000	67.7	−31.3
ライフ	*Life*	5,146	14.3	25,032	19.7	51.5	4,544	17.5	−11.7	27,500	28.6	9.9
ビジネクスト	*Businext*	339	0.9	1,533	1.2	142.1	662	2.6	95.2	2,161	2.3	41.0
シティズ	*City's*	126	0.3	127	0.1	−95.1	199	0.8	58.2	226	0.2	78.0
ワイド	*Wide*	681	1.9	4,241	3.3	150.7	259	1.0	−62.0	3,538	3.7	−16.6
トライト	*Tryto*	864	2.4	3,594	2.8	28.0	−267	−1.0	−131.0	1,923	2.0	−46.5
当期純利益	*Total Net Income*	20,205	100.0	65,827	100.0	−13.1	14,612	100.0	−27.7	52,540	100.0	−20.2
アイフル	*Aiful*	17,145	84.9	50,381	76.5	−25.1	12,689	86.8	−26.0	38,085	72.5	−24.4
ライフ	*Life*	3,061	15.1	14,028	21.3	31.4	2,627	18.0	−14.2	16,053	30.6	14.4
ビジネクスト	*Businext*	337	1.7	2,425	3.7	303.3	441	3.0	30.9	1,226	2.3	−49.4
シティズ	*City's*	46	0.2	36	0.1	−97.5	112	0.8	141.1	121	0.2	236.1
ワイド	*Wide*	175	0.9	1,935	2.9	436.0	78	0.5	−55.3	1,967	3.7	1.7
トライト	*Tryto*	497	2.5	1,828	2.8	29.9	−158	−1.1	−131.8	1,002	1.9	−45.2

18. 消費者金融業界動向 *(Overview of Consumer Credit Industry)*

(1)自己破産申請件数の推移 (Trend of Personal Bankruptcy in Japan)

○1996年～2006年5月推移 *(Number of Petitions 1996-May 2006)*

暦年	1996年	1997年	1998年	1999年	2000年	2001年	2002年	2003年	2004年	2005年	2006年 (5M)	1月	2月	3月	4月	5月
件数	56,494	71,299	103,803	122,741	139,281	160,419	214,633	242,377	211,402	184,294	68,436	10,479	14,359	16,001	14,302	13,295
yoy	30.1%	26.2%	45.6%	18.2%	13.5%	15.2%	33.8%	12.9%	-12.8%	-12.8%	-7.5%	-3.5%	-0.4%	-11.1%	-13.4%	-5.9%

(2)形態別信用供与残高 *(Consumer Credit Balance)*

(億円/￥ *100Million*)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社等 Credit Sales & Credit Card Companies etc.	伸び率(yoy%)
1995年	748,005	-0.1	177,166	4.1	24,887	5.4	152,279	3.9	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	47,453	8.6
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	51,899	9.4
1997年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	55,791	7.5
1998年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	53,110	-4.8
1999年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	54,668	2.9
2000年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	58,040	6.2
2001年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	61,806	6.5
2002年	607,750	-4.4	148,353	-3.5	35,675	6.0	112,678	-6.1	459,397	-4.7	106,548	-13.9	352,849	-1.6	185,566	-7.1	102,357	5.6	64,926	5.1
2003年	595,118	-2.1	148,316	0.0	38,672	8.4	109,644	-2.7	446,802	-2.7	100,310	-5.9	346,492	-1.8	178,987	-3.5	101,755	-0.6	65,750	1.3
2004年	582,415	-2.1	147,711	-0.4	41,210	6.6	106,501	-2.9	434,704	-2.7	89,705	-10.6	344,999	-0.4	176,795	-1.2	101,571	-0.2	66,633	1.3

出所:(社)日本クレジット産業協会「消費者信用市場統計」 Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

(3)形態別信用供与額 *(Consumer Credit Provided)*

(億円/￥ *100Million*)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社等 Credit Sales & Credit Card Companies etc.	伸び率(yoy%)
1995年	728,595	3.0	300,608	5.5	146,925	7.8	153,683	3.3	427,987	1.3	217,081	-2.8	210,906	5.9	63,037	-4.7	66,103	16.5	81,766	7.3
1996年	756,177	3.8	322,020	7.1	167,531	14.0	154,489	0.5	434,157	1.4	213,635	-1.6	220,522	4.6	58,544	-7.1	75,886	14.8	86,092	5.3
1997年	765,205	1.2	330,416	2.6	181,238	8.2	149,178	-3.4	434,789	0.1	204,712	-4.2	230,077	4.3	55,521	-5.2	83,550	10.1	91,006	5.7
1998年	760,811	-0.6	330,469	0.0	190,131	4.9	140,338	-5.9	430,342	-1.0	198,242	-3.2	232,100	0.9	49,343	-11.1	91,404	9.4	91,353	0.4
1999年	731,252	-3.9	332,667	0.7	201,511	6.0	131,156	-6.5	398,585	-7.4	169,916	-14.3	228,669	-1.5	39,788	-19.4	94,966	3.9	93,915	2.8
2000年	735,868	0.6	346,490	4.2	217,920	8.1	128,570	-2.0	389,378	-2.3	153,328	-9.8	236,050	3.2	41,126	3.4	99,811	5.1	95,113	1.3
2001年	740,963	0.7	355,015	2.5	232,739	6.8	122,276	-4.9	385,948	-0.9	139,232	-9.2	246,716	4.5	39,858	-3.1	106,327	6.5	100,531	5.7
2002年	728,225	-1.7	363,459	2.4	246,790	6.0	116,669	-4.6	364,766	-5.5	120,080	-13.8	244,656	-0.8	40,448	1.5	101,917	-4.1	102,291	1.8
2003年	730,147	0.3	379,301	4.4	265,819	7.7	113,482	-2.7	350,846	-3.8	112,682	-6.2	238,164	-2.7	39,461	-2.4	97,507	-4.3	101,196	-1.1
2004年	741,417	1.5	401,945	6.0	291,611	9.7	110,334	-2.8	339,472	-3.2	101,822	-9.6	237,650	-0.2	33,005	-16.4	102,845	5.5	101,800	0.6

出所:(社)日本クレジット産業協会「消費者信用市場統計」 Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT 4

AIFUL Corporation
Press Release

July 18, 2006

AIFUL Announces Personnel Change

KYOTO — AIFUL Corporation has announced the following personnel change, which was approved at its Board of Directors' Meeting held on July 18.

The appointment is effective as of August 1, 2006.

Name	New Position
Yoshiaki Masago	General Manager, Compliance Office

AIFUL Corporation
Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 4503-6050 (Public Relations)
(03) 3274-6100 (Investor Relations)

EXHIBIT 5

AIFUL Corporation
Press Release

September 1, 2006

AIFUL Announces Progress on Achieving Full Legal Compliance

KYOTO — AIFUL Corporation once again offers its deepest apologies for the considerable inconvenience and concern caused for its shareholders and other stakeholders, as well as for its customers, as a result of the Company's legal violations and the following penalties imposed in response by the Kinki Finance Bureau.

Based on the Business Operation Improvement Plan submitted to the Bureau, AIFUL is now diligently promoting the creation of internal structures. To prevent any recurrence of legal violations, improvements include a revision of regulations directly related to the legal violations that have occurred. Moreover, the Company is making strenuous efforts to investigate the underlying cause of the legal misconduct, while simultaneously drawing on proposals that are based on the viewpoints of external experts to further strengthen its legal compliance structures and restore public trust.

AIFUL hereby announces the progress made in the areas described above.

1. Response to Cases Related to Administrative Penalties

To prevent any recurrence of the legal violations seen in the recent administrative penalties, AIFUL has conducted an exhaustive, company-wide review of operations, regulations, and rules directly related to these cases.

(1) Organizational

● Strengthening of company-wide checking structures

AIFUL has strengthened the legal compliance checking structures and inspection structures at all of its branches and call centers.

(a) Establishment of a new Business Administration Department

- Company-wide assessment and management of responses to legal amendments and revisions of internal regulations, as well as penetration of legal compliance strategies
- Checking and training related to legal compliance for departments that carry out debt collection (Counseling Center and Administration Department)

(b) Substantial increase in Inspection Department personnel

(2) Regulations

●Change to a new evaluation system

Since April 2006, AIFUL has changed from its traditional result-oriented evaluation system to one that focuses on legal compliance. AIFUL has created a model that does not link evaluation criteria to the performance of individuals and branches, so that fairer business practices are implemented at the Company's business offices and call centers.

● Tighter regulations and rules related to lending

AIFUL has strengthened the rules surrounding information dissemination to customers, as well as other regulations, making regulations even tighter than in the past. This will help eliminate superfluous information, further ensure appropriate provision of credit, and prevent an array of other problems.

● Stricter regulations for debt collection

AIFUL has previously reviewed regulations for debt collection, and the Company has further strengthened and revised its regulations, including a complete ban on telephone calls to the workplaces of customers.

(3) Employee Training

● Running training sessions for all employees

AIFUL has been running training sessions on the five legal violations involved in the administrative penalties. Additionally, AIFUL has been providing training sessions on the Money-Lending Business Control Law and legal compliance. The aim is to assess the underlying causes of the legal violations, to prevent a recurrence, and to raise awareness of legal compliance.

● Introduction of compliance certification

(a) External certification: AIFUL now requires the successful completion of the Compliance Officer Certification and the Personal Information Protection Officer Certification from all of its officers as a condition of promotion to management posts.
(b) In-house certification 1: AIFUL now regards acquisition of the Laws and Regulations Manager Certification as compulsory for all of its officers with the aim of assigning a legal compliance manager to each branch and department.
(c) In-house certification 2: AIFUL aims to employ staff for all operations involving customer contact after confirming that they have the necessary knowledge and skills, and is targeting ordinary employees with the Business Competence Certification.

(4) Inspection and Monitoring

● Strengthening inspection functions

AIFUL has shortened the regular inspection cycle from 12 months to six months, and has also strengthened company-wide checking functions.

· Reference: Number of inspections between April and August
· Number of on-site branch inspections by the Inspection Department: 431
· Number of internal inspections of call center offices by the Inspection Department: 18 (completed for all offices)
· Number of on-site branch inspections by the Loan Business Division: 115

● Strengthening of monitoring for debt collection departments

AIFUL has established a new Business Administration Section II to specialize in the monitoring of debt collection departments. The Company is strengthening monitoring functions by recording and going over all telephone conversations in debt collection departments.

2. Investigation of Underlying Causes of Legal Violations and Introduction of Radical Reforms

In addition to its direct response to preventing the recurrence of legal violations through reviewing and strengthening regulations and rules, AIFUL launched the company-wide Confidence Restoration Project on June 5, 2006. The project aims to establish a corporate culture that harbors a genuine respect for legal compliance. The purpose of the project is to investigate the underlying causes of the occurred legal violations through a methodical examination of AIFUL's organizational climate and culture, which is difficult to grasp from the inside. The Company has begun to formulate proposals for radical reforms, while bringing in "third party perspectives" as much as possible through the support of the external experts listed below.

(1) Cooperation received from external experts

● Conclusion of agreement on legal consulting with Shigeru Nakajima, attorney

AIFUL has signed an agreement on legal consulting with Nakajima Transactional Law Office (representative attorney: Shigeru Nakajima) from July 2006 to March 31, 2007 (planned). The agreement is designed to implement reforms based on a strictly external perspective, securing objectivity. Mr. Nakajima has an extensive track record in legal compliance and corporate crisis management, and will provide the Company with advice and support aimed at preventing the recurrence of legal violations and establishing its legal compliance structure.

● Conclusion of consulting agreement with external advisor

To reflect a third party perspective as much as possible in the reforms, AIFUL has engaged a consulting company to participate in the plans as an external advisor. The company not only offers analyses of factors in the occurred legal violations and strategies for response, but also provides examination and advice. This applies to the stance and form of the AIFUL legal compliance structure, as well as to business operations, organization, and communication.

(2) Details of Studies and Status of Progress to the Present

● Implementation of interviews and questionnaires for officers at assistant section chief level and higher, including management

Third party bodies (the advisory companies above) have interviewed officers and department managers about the underlying causes of the occurred legal violations and the current circumstances and challenges for AIFUL. They have also conducted a questionnaire for all employees in section chief and assistance section chief level positions regarding the underlying causes of the legal misconduct. A report on conclusions and findings is now in progress.

● Administering of in-house questionnaire for all employees from section chief and branch manager level down

AIFUL conducted questionnaires for all employees at section chief and branch manager level down, between August 9 – 15 and August 17 – 23. The aim was to exhaustively examine the causes of the occurred legal violations.

● <u>Interviews with AIFUL business partners</u>
Interviews on assessing the problems as seen from the outside have been conducted with the financial institutions from which AIFUL procures funding, the Company's business partners and the media, identifying the issues faced by the Company.

● <u>Cross examination of underlying causes of legal violations and current challenges</u>
As a result of the above in-house studies, "the result-first orientation based on the target system (targets)" was identified as the main cause of the occurred legal violations. Factors such as "the personnel system (personnel)," "the lack of compliance training (training)" and "the lack of internal checking functions (inspection)" were also mentioned. AIFUL is currently conducting a cross examination of the underlying causes of the occurred legal violations, and with inclusion of these factors, AIFUL is endeavoring to identify current challenges.

3. Future Measures
After identifying the underlying causes of the occurred legal violations, AIFUL is committed to the creation of a corporate shared consciousness surrounding recent problem areas and issues among all of its officers and department managers. Based on this, AIFUL will consider company-wide strategies for response, and put them into action.

Status reports on AIFUL's progress can be found on the Company website.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT6

AIFUL Corporation
Press Release

September 4, 2006

AIFUL Announces Organizational and Personnel Changes

KYOTO — AIFUL Corporation announce the following organizational and personnel changes today.

1. Organizational Changes: As of October 1, 2006 (See attached Organization Chart)

(1) Organizational Change to Finance Division
AIFUL will combine Finance Department I, Finance Department II, and the Capital Markets Department into one department, called the Finance Department, in order to increase efficiency by centralizing operations.

(2) Organizational Change to Loan Business Division
AIFUL will split the Counseling Center into the East Japan Counseling Center and the West Japan Counseling Center in order to further reinforce counseling center management structures.

2. Personnel Changes: As of October 1, 2006

Name	New position	Former position
Mutsuhiko Yoshizumi	Deputy General Manager, Personnel Division	—
Keiichiro Okawa	General Manager, East Japan Counseling Center	General Manager, Finance Department I
Hideki Sakiyama	General Manager, West Japan Counseling Center	General Manager, Counseling Center
Makoto Murase	General Manager, Finance Department	General Manager, Finance Department II General Manager, Capital Markets Department

AIFUL Corporation
Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 4503-6050 (Public Relations)
(03) 3274-6100 (Investor Relations)

AIFUL Corporation Organization Chart (As of October 1, 2006)

- General Meeting of Shareholders
  - Board of Auditors
- Board of Directors
  - Compliance Committee
- President
  - Management Planning Division
    - Management Planning Department
    - Business Administration Department
    - Corporate Management Department
    - Group Audit Department
    - Marketing Department
  - Business Development Department
  - IT Planning Department
  - Finance Division
    - Finance Department
  - Investor Relations Office
  - Public Relations Department
  - Coordination Department
  - Information Systems Division
    - Next Generation Systems Office
    - Information Systems Development Department
    - Information Systems Operating Department
  - General Affairs Department
  - Compliance Office
  - Legal Department
  - Accounting Department
  - Personnel Division
    - Human Resources Development Office
    - Personnel Department
    - Training Department
  - Credit Assessment Department
  - Inspection Department
  - Loan Business Division
    - Next Generation Systems Loan Business Support Office
    - Loan Business Planning Department
    - Loan Business Advertising Department
    - East Japan Contact Center
    - West Japan Contact Center
    - East Japan Counseling Center
    - West Japan Counseling Center
    - Hokkaido-Tohoku Loan Business Department
    - North Kanto Loan Business Department
    - South Kanto Loan Business Department
    - Tokyo Central Loan Business Department
    - Chubu Loan Business Department
    - Kinki Loan Business Department
    - Chugoku-Shikoku Loan Business Department
    - Kyushu Loan Business Department
  - East Japan Loan Recovery Department
  - West Japan Loan Recovery Department
  - Guarantee Business Department

EXHIBIT 7

(Brief Description)

Corporate Governance Report dated July 21, 2006

Under the Listing Rule and the Timely Disclosure Regulation of the Tokyo Stock Exchange, Inc. ("TSE"), AIFUL CORPORATION (the "Company") is required to file with TSE, a Corporate Governance Report. A Corporate Governance Report filed by the Company is made public by TSE under its applicable rules and regulations.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

EXHIBIT 8

Written Oath Regarding Timely Disclosure

February 25, 2005

To: Mr. Takuo Tsurushima
President & C.E.O.
Tokyo Stock Exchange, Inc.

Address of Main Office: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto

Company Name: AIFUL CORPORATION [Seal]

Code Num.: 8515

Market Section: 1st Section, Tokyo Stock Exchange

Name (Signature) and Title of Representative:

_________________________ [Seal]
Yoshitaka Fukuda
President and Representative Director

AIFUL Corporation, hereby fully acknowledges that timely and appropriate disclosure of corporate information to investors constitutes a basis for a sound securities market, and pledges to provide corporate information diligently to investors in a timely and appropriate manner, including working to enhance the company structure and procedures described in the attached document in order to conduct appropriately prompt, accurate, and fair disclosure of corporate information at all times considering the standpoint of investors.

Written Oath Regarding Timely Disclosure

February 25, 2005

To: Mr. Michio Yoneda
President & C.E.O.
Osaka Securities Exchange Co., Ltd.

Address of Main Office: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto

Company Name: AIFUL CORPORATION [Seal]

Code Num.: 8515

Market Section: 1st Section, Osaka Securities Exchange

Name (Signature) and Title of Representative:

______________________________ [Seal]
Yoshitaka Fukuda
President and Representative Director

AIFUL Corporation, hereby fully acknowledges that timely and appropriate disclosure of corporate information to investors constitutes a basis for a sound securities market, and pledges to provide corporate information diligently to investors in a timely and appropriate manner, including working to enhance the company structure and procedures described in the attached document in order to conduct appropriately prompt, accurate, and fair disclosure of corporate information at all times considering the standpoint of investors.

EXHIBIT 9

Corporate Structure and Procedures Regarding Timely Disclosure of Corporate Information (Document attached to the Written Oath Regarding Timely Disclosure)

April 20, 2006

AIFUL CORPORATION
(Securities Code: 8515, 1st Section, Tokyo Stock Exchange)
(or Tokyo Stock Exchange, Mothers Section)

Our corporate structure and procedures regarding the timely disclosure of corporate information are as follows:

Description

1. Our Basic Position regarding the Timely Disclosure

AIFUL Corporation (the "Company") is conducting the business activity under the corporate philosophy "Win the good favor of society", to obtain support from all stakeholders such as investors, etc. including customers and shareholders.
The Company considers the timely disclosure to be significant to accomplish such corporate philosophy, and has established the organization system, information cooperation system and information management system in order to make the timely and appropriate information disclosure of the corporate information.

2. Condition of the Corporate Structure, etc. regarding the Timely Disclosure

Based on our basic position regarding the timely disclosure, the Company collects and manages the facts or account settlement information which have material impact on the judgment of investment, and in order to make the timely and appropriate disclosure, provides for the "regulations on information management" and "regulations against insider trading", etc., and carries out such collection, management and provision by the following corporate structure.

- The Company clarifies material information by establishing the Information Management Office, Risk Management Committee and Corporate Management Department within the Management Planning Division, collecting and managing the potential or existing information of the Company and each group company, and consulting on and examining the collected information in collaboration with the related units.

- In case of disaster, after the occurrence of certain events, the Company will establish the Disaster Countermeasures Division and collect the relevant information, and establish the system to make the timely and appropriate information disclosure in close collaboration with each related unit focusing on the Disaster Countermeasures Division.

- With respect to the information regarding the accounts settlement, the Accounting Department collects the account settlement information from each unit and each group company, and prepares the disclosure materials. Also, in the process of preparation of the disclosure materials, the Company establishes separate organization systems which are accounting functions (Accounting Department) and management accounting functions (Management Planning Department) other than the prescribed verification procedures, and the accounting audit in accordance with the Commercial Code and the Securities and Exchange Law, and has a double-checking process.
Furthermore, the Company establishes the system to prepare the accurate disclosure materials, which follows the Timely Disclosure Regulation of the Tokyo Stock Exchange, such as including the confirmation from the related units of the Investor Relations Office, Public Relations Department, Legal Department and Management Planning Department.

- The material information and material facts of the Company and each group company collected by the above measures are submitted or reported to the meeting of the Board of Directors held each week, in principle (or held from time to time when needed). Also, with respect to the information including the determined facts resolved at the meeting of the Board of Directors, considering the consultation with each related unit by the Information Management Office, under the direction of the director in charge of the Legal Department who is the information control officer, the Legal Department promptly judges the necessity of the timely disclosure of the information which seems to have a material impact on the judgment of investment as well as makes the judgment as to whether such information falls under a disclosure item provided for in the Timely Disclosure Regulation of the Tokyo Stock Exchange.

- With respect to the information which is judged to be subject to the timely disclosure, the Legal Department, Public Relations Department and Investor Relations Office acting as the main controlling departments, make timely disclosure by press releases, publication on the Company's homepage and by registration on the TDnet (Timely Disclosure network).

- End of Document -

Exhibit

Corporate Structure and Procedures


Each Group Company
Presiding Department of information or director in charge
fact regarding the decision
fact regarding the occurrence
information regarding the accounts settlement
Reporting
Reporting
AIFUL CORPORATION
fact regarding the occurrence
information regarding the accounts settlement
Reporting
Reporting
Reporting
Finance Division
Disaster Countermeasures Division
General Affairs Department
Information Systems Division
Accounting Department
Reporting
Management Planning Division
Information Management Office・Risk Management Committee
・Corporate Management Department (Management of each group company)
collaboration
Submitting and reporting
Submitting and reporting
the meeting of the Board of Director (President and CEO)
fact regarding the decision
fact regarding the occurrence
information regarding the accounts settlement
Audit by the Auditors
Resolution
Public Relations Department (director in charge)
Legal Department (director in charge・Information Control Officer)
Investor Relations Office (director in charge)
Information Disclosure（TDnet・press release・publication on the homepage）

Corporate Structure and Procedures Regarding Timely Disclosure of Corporate Information (Document attached to the Written Oath Regarding Timely Disclosure)

April 20, 2006

AIFUL CORPORATION
(Securities Code: 8515, 1st Section, Osaka Securities Exchange S, G)

Our corporate structure and procedures regarding the timely disclosure of corporate information are as follows:

Description

1. Our Basic Position regarding the Timely Disclosure

AIFUL Corporation (the "Company") is conducting the business activity under the corporate philosophy "Win the good favor of society", to obtain support from all stakeholders such as investors, etc. including customers and shareholders.
The Company considers the timely disclosure to be significant to accomplish such corporate philosophy, and has established the organization system, information cooperation system and information management system in order to make the timely and appropriate information disclosure of the corporate information.

2. Condition of the Corporate Structure, etc. regarding the Timely Disclosure

Based on our basic position regarding the timely disclosure, the Company collects and manages the facts or account settlement information which have material impact on the judgment of investment, and in order to make the timely and appropriate disclosure, provides for the "regulations on information management" and "regulations against insider trading", etc., and carries out such collection, management and provision by the following corporate structure.

- The Company clarifies material information by establishing the Information Management Office, Risk Management Committee and Corporate Management Department within the Management Planning Division, collecting and managing the potential or existing information of the Company and each group company, and consulting on and examining the collected information in collaboration with the related units.

- In case of disaster, after the occurrence of certain events, the Company will establish the Disaster Countermeasures Division and collect the relevant information, and establish the system to make the timely and appropriate information disclosure in close collaboration with each related unit focusing on the Disaster Countermeasures Division.

- With respect to the information regarding the accounts settlement, the Accounting

Department collects the account settlement information from each unit and each group company, and prepares the disclosure materials. Also, in the process of preparation of the disclosure materials, the Company establishes separate organization systems which are accounting functions (Accounting Department) and management accounting functions (Management Planning Department) other than the prescribed verification procedures, and the accounting audit in accordance with the Commercial Code and the Securities and Exchange Law, and has a double-checking process.
Furthermore, the Company establishes the system to prepare the accurate disclosure materials, which follows the Timely Disclosure Regulation of the Osaka Securities Exchange such as including the confirmation from the related units of the Investor Relations Office, Public Relations Department, Legal Department and Management Planning Department.

- The material information and material facts of the Company and each group company collected by the above measures are submitted or reported to the meeting of the Board of Directors held each week, in principle (or held from time to time when needed). Also, with respect to the information including the determined facts resolved at the meeting of the Board of Directors, considering the consultation with each related unit by the Information Management Office, under the direction of the director in charge of the Legal Department who is the information control officer, the Legal Department promptly judges the necessity of the timely disclosure of the information which seems to have a material impact on the judgment of investment as well as makes the judgment as to whether such information falls under a disclosure item provided for in the Timely Disclosure Regulation of the Osaka Securities Exchange.

- With respect to the information which is judged to be subject to the timely disclosure, the Legal Department, Public Relations Department and Investor Relations Office acting as the main controlling departments, make timely disclosure by press releases, publication on the Company's homepage and by registration on the TDnet (Timely Disclosure network).

- End of Document -

Exhibit

Corporate Structure and Procedures


Each Group Company
Presiding Department of information or director in charge
fact regarding the decision
fact regarding the occurrence
information regarding the accounts settlement
Reporting
Reporting
AIFUL CORPORATION
fact regarding the occurrence
information regarding the accounts settlement
Reporting
Reporting
Reporting
Finance Division
Disaster Countermeasures Division
General Affairs Department
Information Systems Division
Accounting Department
Reporting
Management Planning Division
Information Management Office · Risk Management Committee · Corporate Management Department (Management of each group company)
collaboration
Submitting and reporting
Submitting and reporting
the meeting of the Board of Director (President and CEO)
fact regarding the decision
fact regarding the occurrence
information regarding the accounts settlement
Audit by the Auditors
Resolution
Public Relations Department (director in charge)
Legal Department (director in charge · Information Control Officer)
Investor Relations Office (director in charge)
Information Disclosure（TDnet · press release · publication on the homepage）

EXHIBIT 10

Written Confirmation Regarding the Appropriateness and Accuracy of the Annual Securities Report

July 11, 2006

To: Mr. Taizo Nishimuro
President & CEO
Tokyo Stock Exchange, Inc.

Address of Main Office:	Kyoto
Company Name:	AIFUL CORPORATION [Seal]
	(Securities Code: 8515, 1st Section, Tokyo Stock Exchange)
Name (Signature) and Title of Representative:	(Signature of Mr. Yoshitaka Fukuda)
	President and Chief Executive Officer
	[Seal]

I, Yoshitaka Fukuda, President and Chief Executive Officer of AIFUL CORPORATION (the "Company"), acknowledge that, as of the filing of the Annual Securities Report for the 29th business year (from April 1, 2005 to March 31, 2006) of the Company, there is no false statement in the relevant Annual Securities Report.

The reason for such acknowledgement is as follows:

I have confirmed that the following internal system and procedures of the Company regarding the statement included in, and the preparation of, the Annual Securities Report is operating properly.

1. A meeting of the Board of Directors is held once a week and the matters stipulated in the laws and regulations and the important matters regarding the management are determined, and the status of execution of business is supervised and the financial condition and the results of operations are reported.

2. The system that the Inspection Department, an internal audit department, audits the status of performance of business of each of the departments and divisions and the affiliated companies and reports to the President and Directors, etc. about the result of audit from time to time has been established and is operating.

3. The system that the Accounting Department, as the main controlling department for the preparation of the Annual Securities Report, prepares the Annual Securities Report based on the information provided by each of the related departments and divisions and the affiliated companies and each of the related departments and divisions and the affiliated companies reconfirm the information described in the Annual Securities Report has been established, and the result of reconfirmation is reported properly.

4. The Annual Securities Report is reported to the Board of Directors and it is confirmed that the statement included therein is appropriate and accurate.

5. The Board of Statutory Auditors confirms that the internal business procedures of the Company are made properly.

- End of Document -

Written Confirmation Regarding
the Appropriateness and Accuracy of the Annual Securities Report

July 11, 2006

To: Mr. Michio Yoneda
President & CEO
Osaka Securities Exchange Co., Ltd.

Address of Main Office:	Kyoto	
Company Name:	AIFUL CORPORATION	[Seal]
	(Securities Code: 8515, 1st Section, Osaka Securities Exchange)	
Name (Signature) and Title of Representative:	(Signature of Mr. Yoshitaka Fukuda)	
	President and Chief Executive Officer	
		[Seal]

I, Yoshitaka Fukuda, President and Chief Executive Officer of AIFUL CORPORATION (the "Company"), acknowledge that, as of the filing of the Annual Securities Report for the 29th business year (from April 1, 2005 to March 31, 2006) of the Company, there is no false statement in the relevant Annual Securities Report.

The reason for such acknowledgement is as follows:

I have confirmed that the following internal system and procedures of the Company regarding the statement included in, and the preparation of, the Annual Securities Report is operating properly.

1. A meeting of the Board of Directors is held once a week and the matters stipulated in the laws and regulations and the important matters regarding the management are determined, and the status of execution of business is supervised and the financial condition and the results of operations are reported.

2. The system that the Inspection Department, an internal audit department, audits the status of performance of business of each of the departments and divisions and the affiliated companies and reports to the President and Directors, etc. about the result of audit from time to time has been established and is operating.

3. The system that the Accounting Department, as the main controlling department for the preparation of the Annual Securities Report, prepares the Annual Securities Report based on the information provided by each of the related departments and divisions and the affiliated companies and each of the related departments and divisions and the affiliated companies reconfirm the information described in the Annual Securities Report has been established, and the result of reconfirmation is reported properly.

4. The Annual Securities Report is reported to the Board of Directors and it is confirmed that the statement included therein is appropriate and accurate.

5. The Board of Statutory Auditors confirms that the internal business procedures of the Company are made properly.

- End of Document -